30/01/2002

Consolidated income statements
Consolidated balance sheets at December 31
Consolidated statements of cash flows
Consolidated statements of changes in shareholders’ equity
Notes to consolidated financial statements
Summary of accounting policies
Changes in the consolidated companies
EXHIBIT 99.1

ALCATEL

2001 CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements for the years ended December 31, 2001, 2000 and 1999	p. 2

Consolidated balance sheets at December 31, 2001, 2000 and 1999	p. 3

Consolidated statements of cash flows for the years ended December 31, 2001, 2000 and 1999	p. 5

Consolidated statement of changes in shareholders’ equity for the years ended December 31, 2001, 2000 and 1999	p. 6

Notes to consolidated financial statements:

- Summary of accounting policies	p. 8

- Changes in the consolidated companies	P. 12

- Business segment	p. 15

- Geographical segment	p. 18

- Other	p. 19

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

in millions of euros

	Note	2001	2000	1999

Net sales	(4)	25,353	31,408	23,023

Cost of sales		(19,074)	(22,193)	(16,412)

Gross profit		6,279	9,215	6,611

Administrative and selling expenses		(3,773)	(4,136)	(3,228)

R&D costs		(2,867)	(2,828)	(2,109)

Income from operations	(4)	(361)	2,251	1,275

Financial loss	(5)	(1,568)	(435)	(181)

Restructuring costs	(22)	(2,124)	(143)	(380)

Other revenue (expense)	(6)	(213)	623	925

Income before amortization of goodwill, taxes and purchased R&D		(4,266)	2,296	1,639

Income tax	(7)	1,261	(497)	(368)

Share in net income of equity affiliates		(16)	125	210

Consolidated net income before amortization of goodwill and purchased R&D		(3,021)	1,924	1,481

Amortization of goodwill	(9)	(1,933)	(576)	(471)

Purchased R&D	(3)	(4)	(21)	(329)

Minority interests		(5)	(3)	(37)

Net income		(4,963)	1,324	644

Ordinary Shares (A) Basic earnings per share (in euros)*	(8)	(4.33)	1.25	0.70

Diluted earnings per share (in euros)	(8)	(4.33)	1.20	0.69

Alcatel tracking stock (O) (Optronics division)** Basic earnings per share (in euros)	(8)	(1.47)	0.14	-

Diluted earnings per share (in euros)	(8)	(1.47)	0.14	-

*	Net incomes per share of ordinary shares A have been restated to take into account the split by 5 of the nominal value of the share approved by the shareholders’ meeting of May 16, 2000.

**	Net income taken into account for the year 2000 from October 20, 2000, issuance date of the O shares.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Consolidated balance sheets at December 31

in millions of euros

ASSETS	Note	2001	2000	1999

Goodwill, net	(9)	5,257	7,043	7,054

Other intangible assets, net	(10)	472	504	313

Intangible assets, net		5,729	7,547	7,367

Property, plant and equipment	(11)	9,698	11,941	10,401

Depreciation	(11)	(5,496)	(7,283)	(6,578)

Property, plant and equipment, net		4,202	4,658	3,823

Share in net assets of equity affiliates	(12)	799	1,152	1,045

Other investments and miscellaneous, net	(13)	1,169	3,327	2,528

Investments		1,968	4,479	3,573

TOTAL FIXED ASSETS		11,899	16,684	14,763

Inventories and work in progress	(14)	4,681	7,415	3,960

Trade receivables and related accounts	(15)	8,105	10,659	8,461

Other accounts receivable	(16)	6,851	5,160	3,427

Accounts receivable		14,956	15,819	11,888

Marketable securities, net	(17)	490	443	669

Cash (net)		4,523	2,617	2,926

Cash and cash equivalents		5,013	3,060	3,595

TOTAL CURRENT ASSETS		24,650	26,294	19,443

TOTAL ASSETS		36,549	42,978	34,206

in millions of euros

LIABILITIES AND SHAREHOLDERS' EQUITY			2001		2000	1999*

	Note	Before		After*	After	After
		Appropriation			Appropriation	Appropriation

Capital stock (Euro 2 nominal value :

1,215,254,797 shares A and 25,515,000 shares O issued at December 31, 2001 ; 1,212,210,685 shares A and 16,500,000 shares O at december 31, 2000 ; EURO 10 nominal value : 199,895,247 shares A at December 31, 1999)		2,481		2,481	2,457	1,999

Additional paid-in capital		9,565		9,565	9,558	7,025

Retained earnings		4,771		(389)	4,719	4,315

Cumulative translation adjustments		(185)		(185)	(350)	(570)

Net income		(4,963)		—	—	—

Less treasury stock at cost		(1,842)		(1,842)	(2,023)	(1,237)

SHAREHOLDERS’ EQUITY	(19)	9,827		9,630	14,361	11,532

MINORITY INTERESTS	(20)	219		219	435	463

Accrued pension and retirement obligations	(21)	1,120		1,120	1,292	1,256

Other reserves (a)	(22)	4,154		4,154	3,005	3,277

TOTAL RESERVES FOR LIABILITIES AND CHARGES		5,274		5,274	4,297	4,533

Bonds and notes issued		5,969		5,969	4,972	3,462

Other borrowings		1,706		1,706	2,418	2,383

TOTAL FINANCIAL DEBT	(23)	7,675		7,675	7,390	5,845

(of which medium and long-term portion)		5,879		5,879	5,577	3,478

Customers’ deposits and advances	(24)	1,693		1,693	1,560	1,107

Trade payables and related accounts (a)		5,080		5,080	6,393	4,600

Debts linked to bank activity	(25)	660		660	932	1,126

Other payables	(26)	6,121		6,318	7,610	5,000

TOTAL OTHER LIABILITIES		13,554		13,751	16,495	11,833

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		36,549		36,549	42,978	34,206

* See note 18.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

(a)	Accrued contract costs previously under the line “accrued contracts costs and other reserves” have been reclassified under the line “trade payables” (€ 650 million at December 31, 2000 and € 491 million at December 31, 1999).

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of cash flows

in millions of euros

	2001	2000	1999

Cash flows from operating activities Net income (loss)	(4,963)	1,324	644

Minority interests	5	3	37

Adjustments to reconcile income before minority interests to net cash provided by operating activities:

- Depreciation and amortization, net	1,279	1,189	1,050

- Amortization of goodwill and purchased R&D*	1,937	597	800

- Changes in reserves for pension obligations, net	41	24	(116)

- Changes in other reserves, net	2,001	(32)	(146)

- Net (gain) loss on disposal of non-current assets	(943)	(915)	(862)

- Share in net income of equity affiliates (net of dividends received)	88	(47)	(133)

Working capital provided (used) by operations	(555)	2,143	1,274

Net change in current assets and liabilities:

- Decrease (increase) in accounts receivable	1,117	(2,147)	(453)

- Decrease (increase) in inventories	1,186	(3,330)	(333)

- Increase (decrease) in accounts payable and accrued expenses	(1,203)	2,089	588

- Changes in reserves on current assets (including accrued contract costs), net (1)	—	—	—

Net cash provided (used) by operating activities	545	(1,245)	1,076

Cash flows from investing activities Proceeds from disposal of fixed assets	182	107	191

Capital expenditures	(1,748)	(1,834)	(1,224)

Decrease (increase) in loans	299	(962)	(20)

Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(743)	(834)	(2,173)

Cash proceeds from sale of previously consolidated companies, net of cash sold, and from sale of unconsolidated companies	3,627	1,579	750

Net cash provided (used) by investing activities	1,617	(1,944)	(2,476)

Net cash flows after investment	2,162	(3,189)	(1,400)

Cash flows from financing activities Increase (decrease) in short-term debt	(1,401)	(889)	(352)

Proceeds from issuance of long-term debt	1,744	2,565	1,756

Proceeds from issuance of shares	8	1,490	110

Dividends paid	(567)	(508)	(391)

Net cash provided (used) by financing activities	(216)	2,658	1,123

Net effect of exchange rate changes	7	(4)	59

Net increase (decrease) in cash and cash equivalents	1,953	(535)	(218)

Cash and cash equivalents at beginning of year	3,060	3,595	3,813

Cash and cash equivalents at end of year	5,013	3,060	3,595

(1)	reclassified under the line “changes in other reserves, net” in working capital provided by operations. Income taxes paid amounted to € 585 million in 2001, € 317 million in 2000 and € 138 million in 1999. Interest paid amounted to € 2,098 million in 2001, € 1,310 million in 2000 and € 601 million in 1999.

*	Of which, purchased R&D relative to acquisitions: € 4 million in 2001, € 21 million in 2000 and € 329 million in 1999.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of changes in shareholders’ equity

in millions of euros

			Number	Number
			of shares	of shares
			outstanding	outstanding	Capital
	Note		classe A	classe O	stock

Balance at December 31, 1998 after appropriation			184,376,544		1,212

Change in accounting principles as of January 1, 1999	(3)

Translation of the capital stock in euros					775

Other capital increase			1,184,951		12

Net change in treasury stock owned by consolidated subsidiaries			50,478

Reversal of provisions on change in accounting principles

Translation adjustment

Other

Net income

Appropriation of net income

Balance at December 31, 1999

After appropriation			185,611,973		1,999

Split by 5 of the nominal value of the share			928,059,865

Capital increase linked to the acquisition of Genesys			33,683,865		68

Capital increase linked to the acquisition of Alcatel Networks Corporation			104,083,459		208

Issuance of shares for Alcatel Networks Corporation stock options and warrants			23,880,728		48

Issuance of O shares				16,500,000	33

Other capital increase			5,075,879		10

Exchangeable shares Alcatel Networks Corporation			46,010,519		91

Acquisition of Genesys

Acquisition of Alcatel Networks Corp.

Net change in treasury stock owned by consolidated subsidiaries			(7,520,814)

Additional effect relating to adoption of new methodology (regulation 99-02)

Other adjustment

Translation adjustment

Net income

Appropriation of net income

Balance at December 31, 2000 After appropriation			1,133,273,501	16,500,000	2,457

Capital increase linked to the acquisition of Kymata	(19c	)	2,200,000	9,015,000	22

Other capital increase	(19c	)	844,112		2

Exchangeable shares Alcatel Networks Corporation

Acquisition of Kymata

Net change in O shares treasury stock owned by consolidated subsidiaries				(11,655)

Net change in A shares treasury stock owned by consolidated subsidiaries			10,505,542

Other adjustment

[Additional columns below]

[Continued from above table, first column(s) repeated]

in millions of euros

	Addi-					Treasury stock
	tional		Exchangeable	Cumulative	Net	owned by	Share-
	paid-in	Retained	shares Alcatel	translation	Income	consolidated	holders'
	capital	earnings	Networks Corp.	adjustments	(loss)	subsidiaries	equity

Balance at December 31, 1998 after appropriation	7,272	3,675		(989)	—	(1,257)	9,913

Change in accounting principles as of January 1, 1999	383	510					893

Translation of the capital stock in euros	(767)	(8)					0

Other capital increase	100						112

Net change in treasury stock owned by consolidated subsidiaries		22				20	42

Reversal of provisions on change in accounting principles	37						37

Translation adjustment				419			419

Other		(9)					(9)

Net income					644		644

Appropriation of net income		125			(644)		(519)

Balance at December 31, 1999 After appropriation	7,025	4,315		(570)	—	(1,237)	11,532

Split by 5 of the nominal value of the share

Capital increase linked to the acquisition of Genesys	1,368						1,436

Capital increase linked to the acquisition of Alcatel Networks Corporation	5,013						5,221

Issuance of shares for Alcatel Networks Corporation stock options and warrants	1,149					(1,197)	—

Issuance of O shares	1,315						1,348

Other capital increase	146						156

Exchangeable shares Alcatel Networks Corporation			2,217				2,308

Acquisition of Genesys	(1,368)	(320)					(1,688)

Acquisition of Alcatel Networks Corp.	(5,013)	(2354)					(7,367)

Net change in treasury stock owned by consolidated subsidiaries		185				411	596

Additional effect relating to adoption of new methodology (regulation 99-02)	(77)						(77)

Other adjustment		(64)					(64)

Translation adjustment				220			220

Net income					1,324		1,324

Appropriation of net income		740			(1324)		(584)

Balance at December 31, 2000 After appropriation	9,558	2,502	2,217	(350)	—	(2,023)	14,361

Capital increase linked to the acquisition of Kymata	72						94

Other capital increase	11*						13

Exchangeable shares Alcatel Networks Corporation		1,394	(1,394)				—

Acquisition of Kymata	(76)						(76)

Net change in O shares treasury stock owned by consolidated subsidiaries		(10)					(10)

Net change in A shares treasury stock owned by consolidated subsidiaries		93				181	274

Other adjustment		(31)					(31)

in millions of euros

		Number	Number
		of shares	of shares
		outstanding	outstanding	Capital
	Note	classe A	classe O	stock

Translation adjustment

Net income (loss)

Balance at December 31, 2001 before appropriation		1,146,823,155	25,503,345	2,481

Proposed appropriation of net income

Balance at December 30, 2001		1,146,823,155	25,503,345	2,481

[Additional columns below]

[Continued from above table, first column(s) repeated]

in millions of euros

	Addi-					Treasury stock
	tional		Exchangeable	Cumulative	Net	owned by	Share-
	paid-in	Retained	shares Alcatel	translation	Income	consolidated	holders'
	capital	earnings	Networks Corp.	adjustments	(loss)	subsidiaries	equity

Translation adjustment				165			165

Net income (loss)					(4,963)		(4,963)

Balance at December 31, 2001 before appropriation	9,565	3,948	823	(185)	(4,963)	(1,842)	9,827

Proposed appropriation of net income		(5,160)			4,963		(197)

Balance at December 30, 2001	9,565	(1,212)	823	(185)	—	(1,842)	9,630

*	of which € 13 million of capital increase and € (2) million of expenses for the issuance of O shares carried out in 2000.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Notes to consolidated financial statements

Note 1

Summary of accounting policies

Since January 1, 1999, the consolidated financial statements of Alcatel and its consolidated subsidiaries (the “Group”) are presented in accordance with the “New principles and accounting methodology relative to consolidated financial statements” Regulation 99-02 approved by decree dated June 22, 1999 of the “Comité de Réglementation Comptable”. These main differences with those previously applied relate to the treatment of business combinations. The effect of the restatement of these business combinations recorded in for the previous periods, in conformity with this new methodology, is accounted for as a change in accounting principles and detailed in note 3. The consolidated financial statements of the Group comply with the essential accounting principles described hereafter.

The “Comité de la Réglementation Comptable” approved the “règlement sur les passifs” (regulation on liabilities) n°00-06. This regulation is effective from January 1, 2002, with anticipated implementation as of January 1, 2000. Alcatel did not apply this new principle to the 2001 financial statements. Alcatel does not anticipate a significant effect from the implementation of this regulation on its net income or on its financial position.

a) Consolidation methods

Companies over which the Group has control are fully consolidated. Companies over which the Group has a joint control are accounted for under proportionate consolidation. Companies over which the Group has a significant influence (“equity affiliates”) are accounted for under the equity method. Significant influence is generally assumed when the Group interest is higher than 20%.

The consolidated financial statements are prepared on the basis of year-end (or interim) financial statements at December 31, except for Alstom which publishes its financial statements on September 30 (see note 12). All significant intra-group transactions are eliminated.

The banking subsidiary of Alcatel is fully consolidated. Banking operating income is included in financial income.

b) Translation of financial statements denominated in foreign currencies

The balance sheets of non-French consolidated subsidiaries are translated into euros at the year-end rate of exchange, and their income statements and cash flow statements are translated at the average annual rate of exchange. The resulting translation adjustments are included in shareholders’ equity under the line item “Cumulative translation adjustment”.

c) Translation of foreign currency transactions

Foreign currency transactions are translated at the rate of exchange applicable on the transaction date. At year-end, foreign currency receivables and payables are translated at the rate of exchange prevailing on that date. The resulting exchange gains and losses are recorded in the income statement. Exchange gains or losses on foreign currency borrowings that represent an economic hedge of a net investment in a foreign subsidiary are reported as translation adjustments in shareholders’ equity under the line item “Cumulative translation adjustment”.

d) Research and development expenses

These are recorded as expenses for the year in which they are incurred, except for:

• software development costs which are included in intangible assets, when they strictly comply with the following criteria:

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

• the project is clearly defined, and costs are separately identified and reliably measured;

• the technical feasibility of the software is demonstrated;

• the software will be sold or used in-house;

• a potential market exists for the software, or its usefulness, in case of internal use, is demonstrated; and

• adequate resources required for completion of the project are available,

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Software development costs are amortized as follows:

• in case of internal use over their probable service lifetime,

• in case of external use according to prospects for sale, rental or other forms of distribution.

The amortization corresponds to the highest of either the cumulative amounts using straight-line amortization or the cumulative amounts based on the above mentioned criteria.

• recoverable amounts disbursed under the terms of contracts with customers, which are included in work-in-progress on long-term contracts.

In connection with the treatment of acquisitions, Alcatel may allocate a significant portion of the purchase price to in-process research and development projects. As part of the process of analyzing these acquisitions, Alcatel can make the decisions to buy technology that had not yet been commercialized rather than develop the technology internally. Alcatel bases these decisions on factors such as the probability of significant delays or failure of new development that can jeopardize the ability of Alcatel to keep pace with the rapid technological advances in the telecommunications/data networking industry.

In estimating the fair value of in-process research and development for the acquisitions, Alcatel considers present value calculations of income, an analysis of project accomplishments and remaining outstanding items, an assessment of overall contributions, as well as their risks.

The revenue projection used to value the in-process research and development is based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by Alcatel and its competitors. Net cash flows from such projects are based on the cost of sales, operating expenses and income taxes from such projects.

The value assigned to purchased in-process research and development is determined by discounting the net cash flows to their present value. The selection of the discount rate is based on consideration of Alcatel’s weighted average cost of capital, adjusted upward to reflect additional risks inherent in the development life cycle.

This value is also adjusted to reflect the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred, and the projected cost to complete the projects.

If as of the date of the acquisitions, the development of the in-process research and development projects has not yet reached technological feasibility and the research and development in progress has no alternative future uses, the value allocated to these projects is immediately expensed at acquisition.

e) Intangible assets

Goodwill is amortized using the straight-line method over a period, determined for each transaction, which does not exceed twenty years.

Whenever events or changes in market indicate a risk of impairment of intangible assets and property, plant and equipment, a detailed review is carried out in order to determine whether the carrying amount of such assets remains lower than their fair value.

Whenever such review indicates that fair values are lower than carrying amounts, the Group further considers the effect of possible business strategies, such as restructuring plans of involved companies, on its future cash flows. If necessary, an exceptional amortization of these intangible assets and plant, property and equipment is accounted for to reduce their carrying amount to the value, measured by discounted forecasted operating cash flow or market value if any.

f) Property, plant and equipment

Property, plant and equipment are valued at historical cost for the Group (excluding any revaluation). Depreciation is generally calculated over the following useful lives:

                      Industrial buildings, plant and equipment

• buildings for industrial use	20 years

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

• infrastructure and fixtures	10-20 years

• equipment and tools	5-10 years

• except for small equipment and tools	3 years

Buildings for administrative and commercial use	20-40 years

Depreciation expense is determined using the straight-line method. Fixed assets acquired through capital lease arrangements or long-term rental arrangements that transfer substantially all of the benefits and risks of ownership to the Group are capitalized.

g) Investments

Investments are stated at the lower of historical cost (excluding revaluations) or fair value (market value for investments in listed companies), assessed investment by investment according to their value in use for Alcatel.

h) Long-term contracts

Work in progress on long-term contracts is stated at production cost, excluding administrative and selling expenses and interest expense. Provisions are established to cover all foreseeable losses at completion. Sales and contract revenue are recognized on a percentage-of-completion basis.

i) Inventories

Inventories are valued at the lower of cost (including indirect production costs where applicable) or net realizable value. Cost is primarily calculated on a weighted-average price basis.

j) Cash and cash equivalents

Cash and cash equivalents comprise receivables from disposal of assets having a maturity less than three months and which are liquid and transferable as well as cash on hand and marketable securities. These items are valued at the lower of cost or market value.

k) Pension and retirement obligations

In accordance with the laws and practices of each country, the Group participates in employee benefit plans by offering early retirement benefits and special termination benefits. For defined benefit pension plans, in order to harmonize the procedure throughout the Group, liabilities and prepaid expenses are determined from January 1, 1999 as follows :

• using the Projected Unit Credit Method (with projected final salary) ;

• recognizing, over the expected average remaining working lives of the employees participating in the plan, actuarial gains and losses in excess of more than 10% of the present value of the defined benefit obligation or 10% of the fair value of any plan assets.

The effect of the change as of January 1, 1999 between the reserves calculated in accordance with the above mentioned accounting rules and the reserves calculated according to local accounting standards has been recorded under the caption “other revenue (expense)” in the 1999 income statement.

l) Reserves for restructuring

Reserves for restructuring costs are provided for when the restructuring programs have been finalized and approved by Group management and have been announced before approval of the financial statements. Such costs primarily relate to severance payments, early retirement of employees, costs for notice periods not worked and retraining costs of terminated employees, shut down of facilities and write-off of fixed assets, inventories and other assets.

m) Deferred taxation

Deferred income taxes are computed under the liability method for all timing differences arising between taxable income and consolidated balance sheet, including the reversal of entries recorded in individual accounts of subsidiaries solely for tax purposes. All amounts resulting from changes to the tax rate are recorded in the year in which the tax rate change has been decided. Provisions are made for taxes on proposed dividends to be distributed by subsidiaries. No provision is made for taxes payable on undistributed retained earnings. Deferred income tax assets are recorded in the consolidated balance sheet when it is more likely than not that the tax benefit will be realized in the future.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

n) Net sales

Net sales represent sales and revenues net of value added taxes (VAT). Revenues other than those related to other than long-term contract are recognized upon shipment to customers that transfers risk and reward of ownership.

o) Income from operations

Income from operations includes research and development expenses (note 1d), pension costs and employee profit sharing (note 1k). Income from operations is calculated before financial income (loss) and complies with practices of many of the company’s competitors.

p) Structure of consolidated balance sheet and statement of cash flows

Most of the Group’s activities in the various business segments involve long-term operating cycles. As a result, the consolidated balance sheet combines trading assets (inventories and work in progress, accounts receivable) and trading liabilities (reserves for liabilities and charges, customers’ deposits and advances, trade payables and other payables) without distinction between the amounts due less than one year and due more than one year.

q) Financial instruments

The Group uses financial instruments to manage and reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and metal prices. When these contracts qualify as hedges, gains and losses on such contracts are accounted for in the same period as the item being hedged; otherwise, changes in the market value of these instruments are recognized in the period of change.

r) Introduction of the euro

Since January 1, 1999, the financial statements have been reported in euros.

Note 2

Changes in the consolidated companies

The main changes for 2001 in the consolidated companies are as follows:

• Early February 2001, Alcatel and Marconi PLC jointly sold part of their respective 24% stakes in French industrial group Alstom. Following this disposal, Alcatel’s stake in Alstom amounted to 5.7%. Consequently, Alstom is no longer accounted for under the equity method beginning January 1, 2001. In June 2001, the remaining stake was sold.

• In June 2001, Alcatel made an Initial Public Offering for a significant part of its cables and components business (Nexans activity) for € 27 per share for 20,125,000 shares. From January 1, 2001 until June 30, Nexans is accounted for under the equity method (at 100%); the effect of the disposal is taken into account as of June 30. From July 1, 2001, Nexans is accounted for under the equity method at the held interest of 20%.

• In June 2001, Thomson Multimédia and Alcatel signed a memorandum of understanding for the transfer of Alcatel’s DSL modem activity to Thomson Multimédia. This activity is no longer consolidated in Alcatel’s accounts from July 1, 2001 and the result of this activity is presented, from this date until the date of the disposal (end of December 2001), in “other revenue (expense)”.

• In July 2001, Alcatel acquired the remaining 48.83% stake in Alcatel Space held by Thalès, bringing its owernship of Alcatel Space up to 100%. The transaction amounts to € 795 million, paid half in cash and half in Thalès shares. After this transaction, Alcatel’s stake in Thalès decreased from 25.29% to 20.03%.

• Alcatel Optronics has completed, in September 2001, the acquisition of Kymata Ltd, a Scottish company, involved in planar technology for high-end passive optical components. All outstanding shares of Kymata Ltd have been converted into 9 million of Alcatel O shares and 2.2 million of Alcatel A shares. Based on average market prices before closing, the transaction amounts to € 95 million. This company is consolidated from the end of September 2001.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

• In November 2001, Alcatel disposed of 7 million of Thalès shares, bringing its participation to 15.83%. This transaction will have no impact on the shareholders agreements signed in 1998. Joint technical cooperation agreements will continue to be implemented by the two companies. Consequently, Thalès is still accounted for under the equity method.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

In order to make comparisons easier, the activity of Nexans is no longer consolidated and has been accounted for under the equity method in the income statement (unaudited) 2000 :

(in millions of euros)		2000
	2001	pro forma

Net sales	25,353	26,788

Cost of sales	(19,074)	(18,220)

Gross profit	6,279	8,568

Administrative and selling expenses	(3,773)	(3,696)

R&D costs	(2,867)	(2,790)

Income from operations	(361)	2,082

Financial income (loss)	(1,568)	(394)

Restructuring costs	(2,124)	(113)

Other revenue (expense)	(213)	623

Income before amortization of goodwill and taxes	(4,266)	2,198

Income tax	1,261	(465)

Share in net income of equity affiliates	(16)	172

Consolidated net income before amortization of goodwill	(3,021)	1,905

Purchased R&D	(4)	(21)

Amortization of goodwill	(1,933)	(562)

Minority interests	(5)	2

Net income	(4,963)	1,324

Ordinary Shares (A) Basic earnings per share (in euros)	(4.33)	1.25

Diluted earnings per share (in euros)	(4.33)	1.20

Alcatel tracking stock (O) (Optronics division)* Basic earnings per share (in euros)	(1.47)	0.14

Diluted earnings per share (in euros)	(1.47)	0.14

*	Net income taken into account for 2000 from October 20, 2000, issuance date of the O shares.

The main changes for 2000 in the consolidated companies are as follows:

•	In February 2000, Alcatel entered into an agreement to acquire Newbridge Networks Corporation, a leading company on ATM (Asynchronous Transfer Mode) and WAN (Wide Area Network; extensive ATM networks) markets with yearly sales of about USD 1.3 billion. The stock-for-stock transaction based on a 0.81 Alcatel ADS (American Depositary Share) for one Newbridge share was completed in May 2000. To facilitate a deferral of Canadian income tax for Canadian shareholders of Newbridge, part of the Newbridge shares (around 35%) were converted into exchangeable securities against Alcatel ADSs for a period not to exceed five years from the closing transaction. The total issuance of Alcatel securities (at the end of 5 years), based on a quoted Alcatel share of € 50.16, represents 150,093,978 shares. This company, renamed Alcatel Networks Corporation, has been consolidated since June 1, 2000.

•	At the beginning of August 2000, Alcatel Optronics acquired Innovative Fibers a Canadian company, involved in opto-electronic components for telecommunications systems, for USD 175 million. This company is consolidated from August.

•	At the beginning of September 2000, Alcatel and Fujitsu Ltd have finalised agreements for the founding of Evolium Holding SAS, headquartered in Vélizy (France), a joint company created for the development of future-generation of mobile communications network systems. Alcatel and Fujitsu respectively hold a 66% and 34% shares in the new company which is accounted for by proportionate consolidation since October 1, 2000.

•	In October 2000, Alcatel completed its acquisition of Tele Danmark’s marine division. Through this acquisition, Alcatel reinforces its marine capabilities for submarine networks by managing five cable vessels. This acquisition has been consolidated since October 2000.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Note 3

Change in accounting principles

Change in accounting principles

On June 22, 1999, the French Ministry of the Economy, Finance and Industry approved Regulation N° 99-02, “New principles and accounting methodology relative to consolidated financial statements” proposed by the “Comité de Réglementation Comptable”, the French governmental agency responsible for setting accounting standards. Alcatel has elected to apply these new standards as of January 1, 1999. The effect of this change is treated like a change in accounting principles and therefore accounted for in equity in the opening balance of 1999 (€ 893 million). These new standards impact Alcatel’s financial statements in four principal ways:

•	Adoption of “pooling of interests” accounting for stock-for-stock business combinations provided for in paragraph 215 of the “new principles and accounting methodology relative to consolidated financial statements”. In its consolidated financial statements for the year ended December 31, 1998, Alcatel accounted for its acquisition of DSC Communications Corporation under the purchase accounting method: impact of € (110) million in equity at the opening, an increase of € 36 million in the 1999 income from operations and an increase of € 4 million of the amortization of goodwill in 1999 (pre-existing goodwill in the DSC’s balance sheet at the acquisition date).

•	Under the new method, goodwill may not be charged to shareholders’ equity. Consequently, such goodwill has been reinstated (acquisition of 12.6% of Alcatel SEL and 30% Alcatel NV in 1992). Mergers accounted for on a carryover basis will be accounted for based upon the fair value of merged businesses (concerns mainly the merger of Alcatel and CFA in 1989). In addition, the debt incurred for the acquisition of 30% of Alcatel NV in 1992 has been restated to reflect its fair value when incurred. The effect of the restatements of these transactions amounted to an increase of € 565 million in shareholders’ equity and an increase of € 48 million of amortization of goodwill for 1999.

•	The Thomson-CSF’s transactions have been restated with the main effect of reflecting the exchange of assets on the basis of fair value rather than on a carryover basis. The effect of the change is an increase of € 438 million in shareholders’ equity and an increase of € 30 million of amortization of goodwill for 1999.

In addition, the portion of the acquisition price of the newly acquired American companies paid in cash (Packet Engines Corporation acquired at the end of 1998, consolidated as of January 1, 1999; Assured Access Technology; Xylan Corporation; Internet Devices, Inc.) corresponding to purchased research and development projects is immediately recorded as expenses. The effect has been € (329) million presented under the caption “purchased R&D relative to acquisitions” (see note 1d) and a corresponding € (12) million of amortization of goodwill for 1999.

Note 4

Information by business segment and by geographical area

a) Information by business segment

The tables below break down information by business segment which considers the new organization effective since the second semester of 2000, as well as the disposal of Nexans:

•	Networking: networking and internetworking activities ranging from wireline and wireless access to switching and routing functions in carrier networks, networking implementation and design.

•	Optics: terrestrial and submarine transmission, optronics, optical fiber.

•	E-business: PBX, corporate networking.

•	Space and Components : mobile components, power systems and mechanical components for telecom systems, satellites, batteries.

•	Other : includes miscellaneous businesses outside Alcatel’s core business, such as corporate purchasing, reinsurance and banking activities and corporate expenses. None of these activities meets sufficient quantitative criteria to be disclosed as reportable segments.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

The new organisation takes into account the following changes:

•	the Satellites activities were transferred from the Internet and Optic segment, which was renamed Optics segment, to the Space and Components segment,

•	the Telecom Components segment is redistributed as follows :

• the optical fiber activities and submarine cables are transferred to the Optics segment,

• the Components activities are transferred to the Space and Components segment,

• The telecom copper cables activities and network and data cables are part of the activities of Nexans group, listed on the Euronext since June 2001.

•	the energy cable segment (except batteries which are transferred to the Space and Components segment) are part of the activities of the Nexans Group, listed on the Euronext since June 2001.

•	Enterprise and Consumer segment is renamed e-business.

The information has been restated for 2000 and 1999 to take into account this new segmentation. Information related to Nexans has been also restated.

The reporting segment follows the same accounting policies used for the company’s consolidated financial statements and described in the summary of significant accounting policies. Profit and loss used for each reportable segment is measured using the “income from operations”.

in millions of euros and number of staff

	Carrier Networking	Optics	E-business	Space and Components	Other	Total Group

2001

Sales

- segments	11,478	7,540	3,488	3,684	8	26,198

- between segments	(151)	(105)	(54)	(535)	—	(845)

Net sales	11,327	7,435	3,434	3,149	8	25,353

Income from operations*	(165)	145	(506)	155	10	(361)

Depreciation of property, plant and equipment	396	354	104	132	8	994

Appropriation reserves	(6)	423	22	13	(88)	364

(current assets and accrued contract costs) Capital expenditures	332	901	65	176	2	1,476

Property, plant and equipment	1,236	2,051	175	696	44	4,202

Inventories and work in progress	1,874	2,061	244	501	—	4,680

Other current assets from operations (a)	3,768	2,622	819	1,291	102	8,602

Total assets from operations	6,878	6,734	1,238	2,488	146	17,484

Staff	45,444	19,936	14,148	19,074	712	99,314

*	For 2001, due to their unusual amounts, reserves on receivables, non recurring expenses linked to the interruption of contracts and costs related to operations to be discontinued , have been reclassified under the line “other revenue (expense)” (Note 6).

(a)	Total current assets from operations for reportable segments	8,865

	Eliminations of inter-segment operations	(263)

	Total consolidated trade receivables and advances	8,602

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

in millions of euros and number of staff

	Carrier			Space and		Total
	Networking	Optics	E-business	Components	Other	Group

2000 restated

Sales

- segments	11,761	7,110	4,827	3,793	61	27,552

- between segments	(17)	(108)	(15)	(599)	(25)	(764)

Net sales	11,744	7,002	4,812	3,194	36	26,788

Income from operations	809	856	110	269*	38	2,082

Depreciation of property, plant and equipment	361	257	111	154	14	897

Appropriation reserves	203	2	184	(70)	—	319

(current assets and accrued contract costs) Capital expenditures	395	599	165	189	14	1,362

Property, plant and equipment	1,247	1,309	374	792	115	3,837

Inventories and work in progress	2,996	2,374	827	515	—	6,712

Other current assets from operations (a)	4,064	3,270	1,020	1,606	121	10,081

Total assets from operations	8,307	6,953	2,221	2,913	236	20,630

Staff	49,988	22,432	16,255	24,040	697	113,412

*	For 2000, due to its unusual amount, the reserve on receivable (€ 25 million) Globalstar has been classified under the line “other income and expenses”.

(a)	Total current assets from operations for reportable segments	10,081

	Nexans' operational assets	1,012

	Eliminations of inter-segment operations	(304)

	Total consolidated trade receivables and advances	10,789

1999 restated

Sales

- segments	7,460	5,023	3,625	3,311	61	19,280

- between segments	(21)	(20)	(25)	(411)	(33)	(510)

Net sales	7,439	5,003	3,600	2,900	28	18,970

Income from operations	294	614	35	188	6	1,137

Depreciation of property, plant and equipment	254	173	121	146	15	709

Appropriation reserves	NA	NA	NA	NA	NA	NA

(current assets and accrued contract costs) Capital expenditures	259	265	147	197	10	878

Property, plant and equipment	1,076	786	315	770	83	3,030

Inventories and work in progress	1,242	1,174	531	394	(3)	3,338

Other current assets from operations (a)	3,102	2,312	1,113	1,401	116	8,044

Total assets from operations	5,420	4,272	1,959	2,565	196	14,412

Staff	41,877	18,729	15,389	20,584	704	97,283

(a)	Total current assets from operations for reportable segments	8,044

	Nexans' operational assets	856

	Eliminations of inter-segment operations	(243)

	Total consolidated trade receivables and advances	8,657

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

b) Information by geographical segment

in millions of euros and number of staff

			Rest of		United	Rest of	Conso-
	France	Germany	Europe	Asia	States	world	lidated

2001

Net sales

- by subsidiary location	7,744	2,645	5,562	1,875	5,028	2,499	25,353

- by geographical market	3,981	2,084	6,746	3,396	4,930	4,216	25,353

Income from operations	(239)	244	65	90	(594)	73	(361)

Property, plant and equipment, net	1,187	371	1,218	88	1,041	297	4,202

Total Assets	16,960	1,782	8,272	1,404	5,588	2,543	36,549

Staff	31,123	13,050	28,286	5,090	11,491	10,274	99,314

2000 restated

Net sales

- by subsidiary location	8,939	2,023	5,869	907	6,424	2,626	26,788

- by geographical market	3,784	2,063	7,828	2,132	6,192	4,789	26,788

Income from operations	614	133	661	93	421	160	2,082

Property, plant and equipment, net	1,081	346	904	85	1,054	367	3,837

Total Assets	15,760	1,915	9,423	1,069	8,020	3,441	39,628

Staff	33,095	13,845	30,080	4,691	17,298	14,403	113,412

1999 restated

Net sales

- by subsidiary location	5,585	1,826	5,586	708	3,281	1,984	18,970

- by geographical market	2,906	1,480	6,638	1,613	3,662	2,671	18,970

Income from operations	208	28	375	103	245	178	1,137

Property, plant and equipment, net	846	326	746	72	797	243	3,030

Total Assets	NA	NA	NA	NA	NA	NA	NA

Staff	31,272	13,176	27,339	4,003	14,332	7,161	97,283

The above information is analyzed by subsidiary location, except for net sales which are also analyzed by geographical market.

Note 5
Net financial income (loss)

in millions of euros

	2001	2000	1999

Net interest (expense) income	(278)	(235)	(114)

Dividends	47	37	40

Provision for depreciation of investments (a)	(1,228)	(175)	(3)

Net exchange gain (loss)	(118)	(51)	(56)

Financial component of the pension costs	(61)	(33)	(38)

Other financial items (net)	70	22	(10)

Net financial income (loss)	(1,568)	(435)	(181)

(a)	of which € (80) millions and € (114) millions of depreciation concerning the assets held related to the Globalstar activities for 2001 and 2000 respectively.

€ (171) million of reserves on guarantee and customers credits in 2001.

€ (820) million of reserves on financial investments in 2001.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Note 6
Other revenue (expense)

in millions of euros

	2001	2000	1999

Net capital gains on disposal of fixed assets*	943	914	785

Other (net) **	(1,156)	(291)	140

Total	(213)	623	925

*	of which :	• for 2001: € (637) million relating to 100% of Nexans; € 1,122 million relating to the disposal of Alstom shares; € 396 million relating to the disposal of Vivendi, Société Générale, Thalès and Thomson Multimedia shares; € 71 million relating to the disposal of Thalès shares for the buy-back of the 49% of Alcatel Space and € 56 million relating to the disposal of the 2.23% stake in Areva (composed of CEA Industrie, Cogema and Framatome) received in exchange of 8.44% stakes in Framatome; € (106) million related to unrealized capital losses of which € (55) million regarding publicly traded securities owned by Alcatel Networks Corporation and € (51) millions on Nexans securities.

• for 2000: € 132 million from the disposal of Abatis shares, € 714 million from the disposal of Vivendi and Société Générale shares, € 60 million related to unrealized capital losses regarding publicly traded securities owned by Alcatel Networks Corporation which are planned to be disposed of.

• for 1999: € 435 million from the disposal of Vivendi and Société Générale shares and € 386 million from the disposal of Framatome in December 1999.

**	of which :	• for 2001: the detail by nature of these expenses is as follows: € (190) million of receivables depreciation ; € (417) million of non recurring expenses linked to contracts interruption of which € (134) million represent the cancellation of foreign exchange hedging contracts ; € (437) million of costs related to operations to be discontinued. Moreover, the € (1,156) million of other expenses net include € (576) million of exceptional depreciation of operational assets, € (63) million on the modem DSL activity and € (82) million of exceptional write-off on acquired technologies.

• for 2000 : Stop of the LMDS platform in Canada and loyalty premium € (224) million.

• for 1999: € 75 million resulting from the change in pension evaluation method linked to the adoption of new accounting standards as of January 1, 1999 (note 1k), € 77 million relating to the conversion of Vivendi’s convertible bonds, and the result # (8) million since July 1, 1999 from the activities brought to the new company created with Thomson Multimedia (see note 2).

Note 7
Income tax

a) Analysis of income tax (benefit) charge

in millions of euros

	2001	2000	1999

Current income tax charge	151	638	419

Deferred income tax charge (credit), net	(1,412)	(141)	(51)

Income tax (benefit) charge	(1,261)	497	368

         b) Effective income tax rate

         The effective income tax rate can be analyzed as follows:

in millions of euros and in percentage

	2001	2000	1999

Income before taxes and share in net income of equity affiliates, amortizations of goodwill and purchased R&D	(4,266)	2,296	1,639

Average income tax rate	34.7%	34.4%	34.2%

Expected tax	(1,480)	790	560

Impact of:

- reduced taxation of certain revenues*	(92)	(160)	(87)

- (utilization) creation of tax loss carry forwards	388	(253)	(175)

- tax credits	(33)	(105)	(76)

- other permanent differences	(44)	225	146

Actual income tax (benefit) charge	(1,261)	497	368

Effective tax rate	29.6%	21.6%	22.5%

*	Primarily capital gains.

Average income tax rate is the sum of income before taxes multiplied by the local statutory rate for

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

each subsidiary, divided by consolidated income before taxes.

                    c) Deferred tax balances

Deferred tax (liabilities) assets are included in the following captions of the consolidated balance sheet:

in millions of euros

	2001	2000	1999

Other accounts receivable

- current assets	1,473	841	639

- non-current assets	1,626	880	470

Total*	3,099	1,721	1,109

Other payables

- current liabilities	(367)	(154)	(132)
- non-current liabilities	(162)	(418)	(369)

Total*	(529)	(572)	(501)

Net deferred tax (liabilities) assets	2,570	1,149	608

*	See notes 16 and 26.

Non current deferred tax assets primarily relate to accrued pension and retirement obligations, other non-tax deductible reserves and tax losses carried forward. Current deferred tax assets are recognized in companies which plan to incur a tax charge in the future.

The deferred taxes which are not recognized because of their uncertain recovery, amount to respectively € 2,488 million, € 2,423 million and € 2,513 million of euros at December 31, 2001, 2000 and 1999.

For the first time in the third quarter 2001, Alcatel Italia Spa accounted for a deferred tax asset of € 45 million.

d) Tax losses carried forward
Tax losses carried forward and not yet utilized represent a potential tax saving of € 2,986 million at December 31, 2001 (of € 2,018 million at December 31, 2000 and € 2,123 million at December 31, 1999).

Tax losses carried forward expire as follows :

in millions of euros

Years	Amount

2002	66

2003	56

2004	17

2005	51

2006 and thereafter	2,796

Total	2,986

Note 8
Earnings per share

The number of shares and share equivalents taken into account for basic earnings per share and diluted earnings per share are calculated in accordance with U.S. generally accepted accounting principles.

Basic earnings per share is computed on the basis of the weighted average number of shares issued after deduction of the weighted average number of shares owned by consolidated subsidiaries. Regarding the Newbridge’s acquisition, the full issuance of Alcatel’s shares is taken into account for the net income calculation by share (including exchangeable shares against ADS’s Alcatel within five years).

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Diluted earnings per share take into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by consolidated subsidiaries. Net income is adjusted for after net tax interest expense of related convertible bonds. The dilutive effect of stock option plans is calculated using the treasury stock method.

Basic and diluted earning per share are computed for each category of share :

•	ordinary shares : class A

•	Alcatel Optronics tracking shares: class O

The earning per share of class O shares is computed by dividing the product of (i) earnings or losses of the Optronics Division and (ii) the percentage of economic interest in the Optronics Division, by the weighted average number of class O shares and share equivalents if any outstanding during the period. This average number has been calculated for 2000, on the period of time spreading from the class O shares issuance date and the closing date.

The percentage of economic interest in the Optronics Division is represented by the fraction the numerator of which is the number of shares outstanding and the denominator of which is the number of notional shares deemed outstanding. This percentage amounted to 17.39% from the issuance date of the Class O shares to December 31, 2000. Further to the acquisition of Kymata Ltd in a stock-for-stock transaction allocated to the Optronics division, the economic interest has been adjusted. The total number of notional O shares deemed outstanding increases:

•	by the number of new O shares issued, i.e. 9,015,000 shares, and

•	by the O share equivalents of the A shares issued (2,200,000), computed on the basis of O and A shares issuing prices (O share: € 6.9060 and A share: € 14.7750), i.e. 4,706,777 O shares equivalents.

After the transaction, the total number of notional O shares deemed outstanding represents 108,596,777 shares.

The economic interest (the tracked percentage) amounts to 23.5% (25,515,000 / 108,596,777). The non-tracked percentage amounts to 76.5%.

The earning per share for ordinary class A shares is computed by deducting from the total net consolidated income, the part of income allocated to class O share.

The following tables present a reconciliation of the basic earnings per share and the diluted earnings per share for each year disclosed (the numbers of shares take into account of the division by five of the nominal of the share, see note 19a) :

	Ordinary share A			Class O shares

	Net income			Net income
2001	(in millions of euros)	Number of shares	Per share amount	(in millions of euros)	Number of shares	Per share amount

Basic earnings per share	(4,935)	1,139,218,457	€(4.33)	(28)	18,924,581	€(1.47)

Stock option plans	—	—	—	—	—

Diluted earnings per share	(4,935)	1,139,218,457	€(4.33)	(28)	18,924,581	€(1.47)

Ordinary share A :

Consolidated subsidiaries owned 1,139,218,457 shares and no share equivalents, taken into account in the earnings per share computation.

Class O share :

Consolidated subsidiaries owned 18,924,581 shares and no share equivalents, taken into account in the earnings per share computation.

Potential shares:

The number of outstanding subscription options as of December 31, 2001 amounts to 101,907,539 for A shares and 1,033,400 for O shares. These potential shares were not taken into account for the

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

calculation of the diluted earnings per share because of their antidilutive effect.

	Ordinary share A			Class O shares

	Net income			Net income*
2000	(in millions of euros)	Number of shares	Per share amount	(in millions of euros)	Number of shares	Per share amount

Basic earnings per share	1,322	1,060,584,401	€1.25	2	16,500,000	€0.14

Stock option plans	—	41,311,987	—	—	—	—

Diluted earnings per share	1,322	1,101,896,388	€1.20	2	16,500,000	€0.14

*	taken into account from October 20, 2000.

Ordinary share A :

Certain securities having a potential dilutive effect in the future were not included in the computation of diluted earnings per share because to do so would have been antidilutive: 7% convertible bonds issued by DSC Communications in 1997.

Consolidated subsidiaries owned 70,297,022 shares and no share equivalents, taken into account in the earnings per share computation.

		Ordinary share A

	Net income
1999	(in million of euros)	Nomber of shares	Per share amount

Basic earnings per share	644	922,660,435	€0.70

Stock option plans	—	12,549,155	—

Diluted earnings per share	644	935,209,590	€0.69

Ordinary share A :

Certain securities having a potential dilutive effect in the future were not included in the computation of diluted earnings per share because to do so would have been antidilutive: 7% convertible bonds issued by DSC Communications in 1997.

Consolidated subsidiaries owned 72,150,555 shares and zero share equivalent, taken into account in the earnings per share computation.

Note 9
Goodwill, net

in millions of euros

		2001		2000	1999

	Gross	Cumulative
Acquisitions	value	amortization	Net	Net	Net

CFA*	3,614	2,089	1,525	1,706	1,887

Telettra	1,703	1,237	466	508	550

Alcatel Cable	—	—	—	299	319

“Optical fibers” and “submarine” activties*	328	98	230	—	—

Alcatel Submarine Networks Tel	980	793	187	201	217

Alcatel Network Systems Inc	755	520	235	246	248

AEG Kabel	—	—	—	90	97

Alcatel Space	1,148	121	1,027	435	465

Thalès (ex Thomson-CSF)	427	84	343	769	756

Xylan / Packet Engines	1,684	1,074	610	1,461	1,436

Assured Access	341	341	—	295	294

Internet Devices	155	155	—	136	143

Innovative Fiber	134	78	56	132

Other	1,248	670	578	765	642

Total	12,517	7,260	5,257	7,043	7,054

*	The goodwill mentioned under the line CFA, corresponds to the buy-back of the activities of ITT Corporation’s subsidiaries in the 1990s. Due to the precedence of these operations, the goodwill is totally allocated to the Telecom’s activities.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

The acquisitions of the American company, Genesys, in January 2000, of the Canadian company, Newbridge, in May 2000 and of Kymata in September 2001 were financed with a capital increase and in accordance with paragraph 215 of the “New principles and methodology relative to consolidated financial statements” (similar to the American pooling of interest), the differences between the intangible assets and liabilities net value and the acquisition share prices (€ 1,688 million, € 7,367 million and € 76 million respectively) were charged to equity.

The Alcatel Cable goodwill has been allocated partly to the Nexans activities for which there was a public offering and to the “optical fibers” and “submarine” activities kept by Alcatel.

A complementary goodwill of € 632 million on Alcatel Space was booked due to the acquisition, in July 2001, by Alcatel of the 49% stake in Alcatel Space held by Thalès. The disposal of Thalès shares in payment of the buy-back of minority interests in Alcatel Space (up to 50%) implied a reduction of the gross value of the goodwill on Thalès of € 305 million.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

The disposal, in November 2001, of 7 million of Thales shares implied a complementary decrease of the goodwill of € 126 million.

An exceptional write-off of goodwill has been booked for the second quarter 2001 relating to the goodwill of Xylan/Packet Engine, Assured Access and Internet Devices (€ 848 million, € 297 million and € 136 million respectively).

An exceptional write-off of goodwill of € 70 million has been booked for the fourth quarter 2001 relating to the goodwill of Innovative Fiber.

Note 10
Other intangible assets, net

         a) Changes in other intangible assets

in millions of euros

	Gross value

	Specific
	software *	Other **	Total

December 31, 1998	491	337	827

Additions	172	22	194

Disposals	(79)	(1)	(80)

Other movements	37	(94)	(57)

December 31, 1999	621	264	885

Additions	213	21	234

Disposals	(73)	(9)	(82)

Other movements	245	64	309

December 31, 2000	1,006	340	1,346

Additions	230	44	274

Disposals	(128)	(20)	(148)

Other movements	(146)	(68)	(214)

December 31, 2001	962	296	1,258

         b) Changes in accumulated depreciation of other intangible assets

in millions of euros

	Accumulated depreciation

	Specific
	software *	Other **	Total

December 31, 1998	318	98	416

Depreciation charge	176	33	209

Write-backs	(79)	(1)	(80)

Other movements	23	4	27

December 31, 1999	438	134	572

Depreciation charge	149	33	182

Write-backs	(72)	(8)	(80)

Other movements	145	23	168

December 31, 2000	660	182	842

Depreciation charge	162	126	288

Write-backs	(124)	(17)	(141)

Other movements	(134)	(69)	(203)

December 31, 2001	564	222	786

* This primarily includes expenditures on public switching software developed by Alcatel subsidiaries.

** As a result of the application of the new standards in 1999 (treatment of the acquisition of DSC according to the pooling of interest method (see note 3)), these acquired technologies have been eliminated from the other intangible assets (gross € 226 millions and € 10 millions in amortization).

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Note 11
Property, plant and equipment

         a) Changes in property, plant and equipment, gross

in millions of euros

	Gross value

			Plant
			Equipment
	Land	Buildings	and tools	Other	Total

December 31, 1998	304	2,465	5,206	1,842	9,817

Additions	2	85	503	438	1,028

Disposals	(23)	(128)	(324)	(195)	(670)

Other movements	3	95	422	(294)	226

December 31, 1999	286	2,517	5,807	1,791	10,401

Additions	4	153	712	731	1,600

Disposals	(32)	(111)	(416)	(158)	(717)

Other movements	(9)	257	808	(399)	657

December 31, 2000	249	2,816	6,911	1,965	11,941

Additions	5	152	684	633	1,474

Disposals	(30)	(133)	(412)	(139)	(714)

Other movements	(35)	(598)	(1,565)	(805)	(3,003)

December 31, 2001	189	2,237	5,618	1,654	9,698

Property, plant and equipment acquired under capital leases and long-term rental arrangements account for less than 5% of the total property, plant and equipment.

         b) Changes in accumulated depreciation of property, plant and equipment

in millions of euros

	Accumulated depreciation

			Plant
			equipment
	Land	Buildings	and tools	Other	Total

December 31, 1998	16	1,209	3,723	1,239	6,188

Depreciation charge	2	120	556	162	840

Write-backs	(1)	(88)	(289)	(183)	(561)

Other movements	21	28	147	(84)	112

December 31, 1999	38	1,269	4,137	1,134	6,578

Depreciation charge	3	136	728	161	1,028

Write-backs	(7)	(89)	(374)	(136)	(606)

Other movements	8	145	166	(36)	283

December 31, 2000	42	1,461	4,657	1,123	7,283

Depreciation charge	2	129	728	135	994

Write-backs	(6)	(92)	(363)	(117)	(578)

Other movements	(27)	(488)	(1,407)	(281)	(2,203)

December 31, 2001	11	1,010	3,615	860	5,496

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

         c) Leases and rentals

Future rentals under capital leases at December 31, 2001:

in millions of euros

Maturity date	Amount

2002	16

2003	20

2004	17

2005	17

2006	17

2007 and thereafter	18

Capital lease obligations	105

Interest	8

Total future rentals	113

Rental expenses for operating leases over the last three years:

in millions of euros

	2001	2000	1999

Minimum rentals	173	442	203

Contingent rentals	23	12	12

Sublease rentals	(4)	(14)	(9)

Total	192	440	206

Note 12
Share in net assets of equity affiliates

         a) Equity

	percentage owned			in millions of euros

	2001	2000	1999	2001	2000	1999

Shanghaï Bell	31.7	31.7	31.7	233	256	227

Alstom *	—	24.0	24.0	—	226	159

Altech	40.0	40.0	40.0	10	20	26

Thalès (former Thomson-CSF)**	15.8	25.3	25.3	292	445	457

Skybridge	49.9	49.9	49.9	3	5	9

Tesam	49.0	49.0	49.0	—	(6)	24

Europe Star***	—	51.0	51.0	—	62	11

Atlinks	50.0	50.0	50.0	51	61	67

Nexans****	20.0	—	—	84	—	—

Other	—	—	—	126	83	65

(less than € 38 million)

Total				799	1,152	1,045

* Further to the disposal described in note 2, Alstom is no longer consolidated as of January 1, 2001 and Alcatel no longer has any ownership in Alstom.

** Further to the operations described in note 2, Alcatel’s stake in Thalès decreased from 25.29% to 20.03% in July 2001 and to 15.83% in November 2001.

*** Europstar is accounted for under proportionate consolidation for 2001.

**** Further to the Initial Public Offering for a significant part of its cables and components business (Nexans activities), described in note 2, Nexans is accounted for under the equity method as of January 1, 2001.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

         b) Information on equity affiliates

         Summarized financial information for Alstom at September 30:

In millions of euros

	1999/2000*	1998/1999

Balance sheet data

Non-current assets	10,101	6,540

Current assets	20,668	20,362

Total assets	30,769	26,902

Shareholders’ equity	2,012	1,752

Minority interest	5,217	4,569

Net financial debt	48	40

Reserves and other liabilities	23,492	20,541

Total liabilities and shareholders’ equity	30,769	26,902

Income statement data

Net sales	10,651	7,531

Income from operations	447	365

Net income	103	227

* Interim financial statements

Summarized financial information for Thalès at December 31:

in millions of euros

	2001*	2000	1999

Balance sheet data

Non-current assets		5,170	2,985

Current assets		12,139	8,121

Total assets		17,309	11,106

Shareholders’ equity		2,425	2,367

Minority interests		7	12

Financial debt		3,243	471

Reserves and other liabilities		11,634	8,256

Total liabilities and shareholders’ equity		17,309	11,106

Income statement data

Net sales		8,580	6,890

Income from operations		561	390

Net income		201	275

* The 2001 figures were not published when Alcatel’s accounts were approved by its board of directors.

Summarized financial information for Nexans at December 31:

in millions of euros

	2001*	2000**

Balance sheet data

Non-current assets		894

Current assets		1,998

Total assets		2,892

Shareholders’ equity		1,111

Minority interests		49

Financial debt		205

Reserves and other liabilities		1,527

Total liabilities and shareholders’ equity		2,892

Income statement data

Net sales		4,783

Income from operations		169

Net income		75

* The 2001 figures were not published when Alcatel’s accounts were approved by its board of directors.

** Represents combined pro forma financial statements.

27

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

100% financial information for other equity affiliates

in millions of euros

	2001	2000	1999

Total assets	2,998	3,125	2,199

Shareholders’ equity	1,188	1,367	894

Net sales	1,526	3,400	1,139

Net income	(69)	(104)	(17)

Note 13
Other investments and miscellaneous, net

in millions of euros

	2001			2000	1999

	At cost	Provision	Net value	Net value	Net value

Investments in:

- listed securities*	460	(222)	238	979	995

- unlisted securities	807	(394)	413	656	790

Total	1,267	(616)	651	1,635	1,785

Electro Banque / Customer loans and advances **	393	(9)	384	677	542

Other***	1,002	(868)	134	1,015	201

Total	2,662	(1,493)	1,169	3,327	2,528

* Market value	2001:	€490 million

	2000:	€2,033 million

	1999:	€2,114 million

** See note 25.

*** of which a € 820 million reserve on 360 Networks bonds at December 31, 2001.

Investments in listed companies at December 31, 2001:

in % and millions of euros

	%	Net	Market	Shareholders'	Net
	interest	Value	Value	equity *	income *

Loral **	2.8%	98	73	1,705	(1,673)

Thomson Multimédia	3.6%	61	321	2,860	394

Other (less than € 30 million)		79	96

Total		238	490

* Data at December 31, 2000 because at December 31, 2001, financial data is generally not published at the closing date of Alcatel .

** Common and preferred shares.

Note 14
Inventories and work in progress

in millions of euros

	2001	2000	1999

Raw materials and goods	2,242	3,351	1,605

Industrial work in progress	1,233	1,815	1,114

Work in progress on long-term contracts	539	596	416

Finished products	2,255	2,764	1,623

Gross value	6,269	8,526	4,758

Valuation allowance	(1,588)	(1,111)	(798)

Net value	4,681	7,415	3,960

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Note 15
Trade receivables and related accounts

in millions of euros

	2001	2000	1999

Receivables on long-term contracts	2,607	2,637	1,556

Receivables bearing interest	835	901	836

Other trade receivables	5,591	7,706	6,643

Gross value	9,033	11,244	9,035

Valuation allowance	(928)	(585)	(574)

Net value	8,105	10,659	8,461

Note 16
Other accounts receivable

in millions of euros

	2001	2000	1999

Electro Banque / Customer loans and advances**	276	255	584

Advances and progress payments	223	130	196

Prepaid taxes	612	497	487

Deferred taxes *	3,099	1,721	1,109

Prepaid expenses	234	432	210

Advances made to employees	35	64	33

Other accounts	2,389	2,079	824

Gross value	6,868	5,178	3,443

Valuation allowance	(17)	(18)	(16)

Net value	6,851	5,160	3,427

* See note 7c.

** See note 25.

Note 17
Marketable securities

Marketable securities primarily consist of investments in money market instruments, bonds and other transferable securities.

The market value of these securities was € 500 million at December 31, 2001 (€ 444 million at December 31, 2000 and € 681 million at December 31, 1999).

Note 18
Appropriation of 2000 earnings

The Board of Directors has decided to propose to the Shareholders’ ordinary annual general meeting a dividend of € 0.16 per share on the 1,215,254,797 shares having the rights of shares A existing on January 1, 2000, giving rise to an aggregate distribution of € 194 million and € 0.10 per shares on the 25,515,000 O shares, i.e. € 2,6 million (€ 0.48 per share on the 1,212,210,685 shares having the rights of shares A existing on January 1, 2000, giving rise to an aggregate distribution of € 582 million and € 0.10 per share on the 16,500,000 on the O shares, i.e. € 1.6 million and € 0.44 per share on the 1,033,160,100 shares having the rights of shares existing on January 1, 1999, giving rise to an aggregate distribution of € 455 million).

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Note 19
Shareholders’ equity

a) Stock split by 5

The shareholders’ meeting of May 16, 2000 approved the split of each former share of nominal € 10 in five new shares of nominal € 2, effective on May 22, 2000. Consequently, since that date, each ADS (American Deposit Share) listed in the U.S. on the New York Stock Exchange now represents one Alcatel share of nominal € 2.

b) Capital increase program for employees with subscription stock options plan

In the framework of a capital increase reserved for employees of the Group, approved by the Board of Directors on March, 7, 2001, 91,926 Class A shares were issued at the price of € 50 per share. Each share subscribed included the right to receive 3 options, each exercisable for one class A share. 275,778 options were granted and are exercisable during a period of one year from July 1, 2004 or from the end of the unavailability period set by article 163 bis C of the General Tax Code (4 years on this date), for the beneficiaries who were at the date the options were granted, employees of a company of the Group whose registered office is located in France.

c) Capital stock and additional paid-in capital :

At December 31, 2001, the capital stock consisted of 1,215,254,797 class A shares of nominal value € 2 each and 25,515,000 class O shares of nominal value € 2 (1,212,210,685 class A shares of nominal value € 2 and 16,500,000 class O shares of nominal value € 2 at December 31, 2000 and 199,895,247 shares of nominal value € 10 each at December 31, 1999).

During 2001, increases in capital stock and additional paid-in capital amounts to € 110 million. These increases relate to the following operations:

•	issuance of 752,186 class A shares for € 10 million corresponding to the exercise of 752,186 options (additional paid-in capital: € 8 million),

•	issuance of 91,926 class A shares relating to the capital increase devoted to employees for € 5 million (additional paid-in capital : € 4.4 million),

•	acquisition of Kymata, in September 2001, which resulted in the issue of 2,200,000 class A shares for € 33 million (additional paid-in capital: € 28 million) and the issue of 9,000,000 class O shares for € 62 million (additional paid-in capital: € 44 million). In addition, on the 500,000 redeemable bonds in Alcatel O shares issued for this transaction by Deborah Acquisition Ltd (subsidiary of Alcatel) at the price of € 6.9060, 15,000 bonds have been subject to a reimbursement to an equal amount of Alcatel O shares.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

         d) Stock options:

         At December 31, 2001, stock options plans were as follows :

		Number of
Board creating the plan	Number of	options	Exercice period (1)		Exercice
Share class	options	outstanding	From	To	price

SUBSCRIPTION OPTIONS

24.01.1996

Shares A	9,069,500	2,648,207	01.07.1998	31.12.2003	€12.96

11.12.1996

Shares A	394,000	135,250	01.07.1998	31.12.2003	€13.42

17.04.1997

Shares A	8,199,500	7,691,000	01.05.2002	31.12.2004	€19.27

10.12.1997

Shares A	367,000	352,000	11.12.2002	31.12.2004	€20.95

29.03.2000			01.04.2003	31.12.2005

Shares A	15,239,250	14,141,630	01.04.2005	31.12.2007	€48

29.03.2000			01.07.2003	30.06.2004

Shares A	8,905,804	8,735,736	01.07.2005	30.06.2006	€48

13.12.2000			13.12.2003	31.12.2005

Shares A	1,235,500	1,105,350	13.12.2004	31.12.2006	€65

13.12.2000			13.12.2001	12.12.2008

Shares O (2)	306,700	303,100	13.12.2004	12.12.2008	€64

07.03.2001			07.03.2002	06.03.2009

Shares A(2)	37,668,588	36,593,428	07.03.2005	06.03.2009	€50

07.03.2001			01.07.2004	30.06.2005

Shares A	275,778	274,953	01.07.2005	30.06.2006	€50

02.04.2001

Shares A(2)	48,850	41,800	02.04.2002	01.04.2009	€41

02.04.2001

Shares O(2)	2,500	2,500	02.04.2002	01.04.2009	€39

15.06.2001			15.06.2002	14.06.2009

Shares A (2)	977,410	958,060	15.06.2005	14.06.2009	€32

03.09.2001			03.09.2002	02.09.2009

Shares A(2)	138,200	138,200	03.09.2005	02.09.2009	€19

15.11.2001			15.11.2002	14.11.2009

Shares O(2)	162,000	162,000	15.11.2005	14.11.2009	€9

19.12.2001			19.12.2002	18.12.2009

Shares A (2)	27,871,925	27,871,925	19.12.2005	18.12.2009	€20.80

19.12.2001			19.12.2002	18.12.2009

Shares O (2)	565,800	565,800	19.12.2005	18.12.2009	€9.30

19.12.2001			01.01.2005	31.12.2005

Shares A	1,220,000	1,220,000	01.01.2006	31.12.2006	€20.80

PURCHASE OPTIONS

09.12.1998

Shares A	11,602,500	10,703,250	09.12.2003	31.12.2005	€20.52

08.09.1999

Shares A	545,000	493,750	08.09.2004	31.12.2005	€28.40

(1) Period of unavailability of 4 years for beneficiary salaried employees of a company of which the headquarter is located in France (5 years for options granted before April 27, 2000).

(2) New “vesting” principle : the options vested in successive installments, up to 25% of the total number of options, at the end of a period of one year starting from the date of grant of the options, and up to 1/48th of the same number at the end of each month thereafter, following the first anniversary of the grant date.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

In addition, there are within the Group options granted by Alcatel USA, Inc. for the benefit of key employees of US and Canadian companies in the Telecom sector. These options related to the purchase of Alcatel ADSs. In 1999 and 2000, the corresponding options amounted to 25.7 million ADS (or 25.7 million shares). At December 31, 2001, 20,088,123 options under this plan were unexercised.

The option plans of companies which were acquired by Alcatel give the right to acquire Alcatel shares or ADSs in an amount determined by applying the exchange ratio used in the acquisition to the number of shares of the acquired company which were the subject of the options.

The existing options plans of Alcatel Optronics U.K. Ltd (ex Kymata Ltd), acquired in September 2001, gave right to the allocation of 402,595 ADS or Alcatel O shares at an exercise price ranging between € 0.80 and € 35.15. The existing options number at December 31, 2001 amounts to 399,250. The shares delivered by Alcatel Optronics UK Ltd come from the refunding of the ORA O subscribed by this company.

The following table sets forth by U.S. and Canadian issuers these plans, the number of outstanding and exercisable options as of December 31, 2001, the average exercise price and the exercise period.

		Outstanding options			Exercisable options

		Number	Weighted	Weighted	Amount	Weighted
	Exercise price in $ USD	outstanding at	remaining	average	exercisable	average
	(giving right to	31/12/2001	exercise period	exercise	at	exercise
Issuer	one ADS)	*	(years)	Price	31/12/2001	price

Packet Engines	USD 0.29-USD 0.86	26,927	6.37	USD 0.6783	20,386	USD 0.623

Assured Access	USD 0.74-USD 1.85	143,336	6.48	USD 0.787	136,097	USD 0.773

Xylan	USD 0.05-USD 18.14	4,617,432	6.15	USD 8.782	3,268,925	USD 8.330

Internet Devices Inc	USD 0.26-USD 1.17	85,604	7.12	USD 1.00	46,454	USD 0.916

DSC	USD 16.57-USD 44.02	251,294	4.04	USD 32.208	251,294	USD 32.208

Genesys	USD 0.01-USD 41.16	5,179,081	7.27	USD 20.244	3,145,610	USD 18.223

Newbridge	USD 11.72-USD 52.48	15,272,958	3.10	USD 29.753	12,064,886	USD 29.840

Alcatel USA Inc.	USD 21.40-USD 84.88	20,088,123	8.44	USD 53.096	7,988,679	USD 49.729

Total number of options		45,664,755			26,922,331

* Number of Alcatel's shares.

In total, the stock purchase options granted in the United States and in the Canada and which are the obligation of Alcatel USA, Inc. concern 45,664,755 options which had not been exercised at December 31, 2001. Upon exercise, Alcatel will not issue new ADSs (or, consequently, shares); the options give rights to purchase existing ADSs.

e) Distributable retained earnings

Not all consolidated retained earnings may be appropriated for distribution of dividends, due primarily to the impact of consolidation adjustments. The distributable retained earnings of Alcatel, the parent company, totaled € 5,594 million at December 31, 2001 (€ 8,785 million at December 31, 2000 and € 8,021 million at December 31, 1999).

f) Treasury stock

Alcatel has set up a buy back program authorized by the shareholders’ ordinary annual general meetings held on June 18, 1998, June 10, 1999, May 16, 2000, September 20, 2000 and Mai 3, 2001, both on the class A share and class O share, in order to optimize return on equity and to carry out transactions to improve earnings per share. The purchase concern only a maximum of 10% of the capital stock over a period of up to eighteen months from the latter shareholders’ general meeting. As part of this program, 30,343,255 shares had been purchased as of December 31, 2001 for a total of € 565 million (35,558,255 shares had been purchased as of December 31, 2000 for a total of € 631,5 million and 35,112,260 shares had been purchased as of December 31, 1999 for a total of € 614 million).

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Alcatel shares owned by group consolidated subsidiaries amounting to € 1,842 million at December 31, 2001 (€ 2,023 million at December 31, 2000 and € 1,237 million at December 31, 1999) are deducted at cost from consolidated retained earnings.

Note 20
Minority interests

in millions of euros

Balance at December 31, 1998	438

Other changes*	(12)

Minority interests in 1999 income	37

Balance at December 31, 1999	463

Other changes*	(31)

Minority interests in 2000 income	3

Balance at December 31, 2000	435

Other changes**	(221)

Minority interests in 2001 income	5

Balance at December 31, 2001	219

* Corresponds to the net effect of acquisitions and disposals of other minority interests.

** of which € (48) million relating to the disposal of Nexans and € (160) million relating to the buy-back of the minority interests of Alcatel Space.

Note 21
Pensions and post-retirement benefits

The Group sponsors various defined benefit pension plans. In France, all Group’s employees elect to benefit from the retirement indemnity scheme. In other countries, the employee groups covered and the type of retirement plan depend on local regulation and practices.

For defined benefit pensions plans in order to harmonize the procedure throughout the Group, liabilities and prepaid expenses are determined since January 1, 1999 in accordance with the accounting principles presented in note 1k.

The discrepancy on January 1, 1999 between the reserves calculated in accordance with the new principles and the reserves calculated according to local accounting standards is shown in the income statement in 1999 under the caption “other revenue (expense)” (€ 75 million; see note 6).

For defined benefit plans, entailing an actuarial valuation, general assumptions have been determined by actuaries on a country by country basis and, for specific assumptions (turnover, salary increases), company by company. The assumptions for 2001, 2000 and 1999 are as follow:

	2001	2000	1999

Discount rate	5-7%	4,5-7%	4-7%

Future salary increases	0.5-5%	1-8%	1-8%

Expected long-term return on assets	5-9%	5-8%	5-8%

Average residual active life	15-27years	15-27years	15-27years

Amortization period of transition obligation	15years	15years	15years

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

in millions of euros

		Pension benefits

	2001	2000	1999

CHANGE IN BENEFIT OBLIGATION

Benefit obligation at beginning of year	4,080	4,043	3,480

Service cost	131	157	148

Interest cost	181	202	189

Plan participants’ contributions	8	11	8

Amendments	6	39	—

Reclassification	17	16	151

Business combinations	8	10	12

Disposals	(741)	(3)	(5)

Curtailments	—	(5)	(25)

Settlements	(90)	(85)	(59)

Special termination benefits	(5)	—	13

Actuarial loss/gain	(143)	(106)	273

Benefits paid	(184)	(248)	(227)

Other (foreign currency translation)	37	49	85

Benefit obligation at end of year	3,305	4,080	4,043

CHANGE IN PLAN ASSETS

Fair value of plan assets at beginning of year	2,904	2,710	2,320

Actual return on plan assets	(47)	288	326

Employers’ contribution	81	76	136

Plan participants’ contributions	8	12	8

Amendments	—	(1)	—

Reclassification	15	10	10

Business combinations	(1)	3	1

Disposals	(478)	(1)	(19)

Curtailments	—	(2)	(3)

Settlements	(100)	(86)	(33)

Special termination benefits	(100)	—	7

Benefits paid	(33)	(153)	(128)

Other (foreign currency translation)	32	47	85

Fair value of plan assets at end of year	2,281	2,904	2,710

Funded status	(1,024)	(1,176)	(1,333)

Unrecognized actuarial loss/gain	(118)	(161)	67

Unrecognized transition obligation	(6)	(4)	(4)

Unrecognized prior service cost	28	49	14

NET AMOUNT RECOGNIZED	(1,120)	(1,292)	(1,256)

         Components of net periodic cost:

in millions of euros

	2001	2000	1999

Service cost	130	157	148

Interest cost	181	202	189

Expected return on plan assets	(121)	(167)	(151)

Amortization of transition obligation	(1)	(1)	6

Amortization of prior service cost	4	4	2

Amortization of recognized actuarial gain/loss	4	5	12

Effect of curtailments	(3)	—	(21)

Effect of settlements	41	—	—

Special termination benefits	(4)	(3)	4

Net periodic benefit cost	231	197	189

Plan assets consist principally of governmental and corporate bonds (approximately 40%), equity

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

securities (approximately 40%) and short-term investments.

Note 22
Accrued contract costs and other reserves

         a) Analysis by type

in millions of euros

	2001	2000	1999

Accrued contract costs*	1,818	1,725	1,571

Reserves for restructuring	1,113	442	793

Other reserves	1,223	838	913

Total	4,154	3,005	3,277

* Accrued contract costs have been reclassified under the line “trade payables” (€ 650 million at December 31, 2000 and € 491 million at December 31, 1999).

Accrued contract costs relate primarily to warranties, contract losses and penalties relating to commercial contracts.

b) Analysis of reserves for restructuring

in millions of euros

	2001	2000	1999

Opening balance	442	793	915

Expensed during year	(665)	(472)	(552)

New plans and adjustments to previous estimates	1,389*	143	380

Effect of acquisition (disposal) of consolidated subsidiaries	(62)	(7)	1

Currency transaction adjustments and others	9	(15)	49

Closing balance	1,113	442	793

* Costs of restructuring amount to € 2,124 million of which € 735 million of fixed assets write-off and € 1,389 of new plans.

For 2000, the restructuring reserves relate mainly to severance costs incurred by Alcatel Networks Corporation, Alcatel CIT and Nexans Deutschland.

For 2001, the restructuring reserves concern mainly :

•	Costs relating to outsourcing of Alcatel’s GSM handsets to Flextronics (the receivable from disposal of inventories to Flextronics, € (87) million as of December 31, 2001, is registered under the line “other accounts receivables”).

•	Costs linked to restructuring in the U.S., of which severance costs and asset write-offs.

•	Closing costs of the factory of Saft at Tijuana in Mexico.

•	Costs relating to the announced reorganizations in the optics activities.

•	Costs linked to restructuring in european activities.

Note 23
Financial debt

         a) Bonds and notes issued

in millions of euros

	2001	2000	1999

Convertible bonds issued by:

- Subsidiaries	—	—	398

Total	—	—	398

Other bonds and notes	5,969	4,972	3,064

Total	5,969	4,972	3,462

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

1) Convertible bonds

In 1997, DSC Communications issued USD 400 million principal amount of 7.0% convertible notes due August 1, 2004 (8,000,000 convertible bonds having a nominal value of USD 50).

At December 31, 1998 all the outstanding bonds are convertible into Alcatel shares at the conversion price of USD 61.012 per Alcatel ADS (American Depository Share) which represents one fifth of one share of ordinary Alcatel stock. At December 31, 1999, 7,999,800 of these bonds remained outstanding and were convertible into 6,555,891 existing ADS corresponding to 1,311,178 Alcatel shares. These convertible bonds had been all converted or redeemed in August 2000.

2) Other bonds and notes

in millions of euros

	2001	2000	1999

Alcatel *	5,969	4,972	3,064

Total	5,969	4,972	3,064

* The main changes for 2001 are as follows:

•	Issuance by Alcatel, on December 7, 2001, of € 1.2 billion in bonds at a 7% fixed rate and maturing on December 7, 2006.

•	Issuance by Alcatel, on December 3, 2001, of a complementary section of € 120 million to the € 1 billion bonds issued in February 1999, bearing interest at a fixed rate of 4.375% and maturing on February 17, 2009.

•	Issuance of a 40 million of Singapore dollars bonds (€ 25 million) bearing interest at a 4% rate and maturing in October 11, 2004.

•	Repayment, on October 31, 2001, of Yen 2 billions (€ 18 million) on the Yen 30 billions bonds (€ 280 million) issued by Alcatel in March 2000 and maturing on March 20, 2002.

•	Repayment, on December 20, 2001, of € 285 million on the € 600 million bonds with a floating rate (capitalized Eonia + 24 basis points) issued by Alcatel in June 20, 2000 and maturing on June 20, 2002.

         The main changes for 2000 are as follows:

•	Further to the issuance by Alcatel in March 2000 on the Japanese market of a bond with a maturity of 2 years bearing interest at a fixed rate of 0.41%, the debt has increased by Yen 30 billions (€ 280 million). This debt was swapped into euros.

•	Issuance by Alcatel, on June 20, 2000, of € 600 million in bonds with a floating rate (Eonia + 24 basis points) and maturing on June 20, 2002.

•	Repayment of € 75 million of Samouraï bonds amounting to Yen 20,000 million issued in 1997.

•	Repayment of USD 500 million bond issued on June 15, 1998, amounting to € 498 million.

•	Issuance by Alcatel, on September 12, 2000, of € 600 million in bonds with a floating rate (Euribor 3 months + 15 basis points) and maturing on September 12, 2003.

•	Issuance by Alcatel, on September 15, 2000, of € 1,000 million in bonds at a 5.875% rate and maturing on September 15, 2005.

         The main changes for 1999 are as follows:

•	Issuance by Alcatel, on February 17, 1999, of € 1,000 million in bonds at a 4.375% rate and maturing on February 17, 2009.

•	Issuance by Alcatel, on October 12, 1999, of € 500 million in bonds at a 5% rate and maturing on October 2004.

•	Reimbursement of borrowing 1992/1999 for € 305 million.

•	Redemption for USD 21 million (€ 20 million) of Samouraï bonds amounting to Yen 20,000 million issued in 1997.

b) Other borrowings

in millions of euros

	2001	2000	1999

Short-term borrowings and bank overdrafts	1,454	2,277	2,255

Capital lease obligations	105	7	12

Accrued interest	147	134	116

Total	1,706	2,418	2,383

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

         c) Analysis by maturity date:

in millions of euros

	2001	2000	1999

Short-term financial debt	1,796	1,813	2,367

2001	—	—	342

2002	—	945	46

2003	1,068	1,259	343

2004	854	836	727

2004 and thereafter	—	—	—

2005	1,145	1,126	—

2005 and thereafter	—	—	2,020

2006	1,429	—	—

2006 and thereafter	—	1,411	—

2007 and thereafter	1,383	—	—

Long-term financial debt*	5,879	5,577	3,478

Total	7,675	7,390	5,845

* See note 1p.

d) Long-term financial debt

Analysis by currency and interest rate:

in percentage and millions of euros

	Weighted interest rate

	2001	2000	1999	2001	2000	1999

Euro*	5.3%	4.9%	5.4%	4,748	3,770	1,719

French franc*	5.4%	5.2%	5.4%	1,034	1,145	1,097

Deutsche mark	4.9%	4.8%	6.9%	15	17	19

Italian lira	—	2.8%	2.6%	—	56	54

U.S. Dollar	6.0%	6.4%	6.5%	7	263	509

Swiss franc	4.4%	4.2%	5.0%	11	11	11

Spanish peseta	—	5.1%	3.5%	—	2	2

Pound sterling	4.0%	—	7.3%	8	—	1

Other*	5.1%	4.5%	5.1%	56	313	66

Total	5.3%	5.0%	5.6%	5,879	5,577	3,478

* The rates shown take into account the current portion of the original long-term borrowings (€ 567 million in 2001).

e) Short term financial debt

Analysis by type:

in millions of euros

	2001	2000	1999

Current portion of:

- bonds and notes issued	558	—	573

- capital lease obligations	16	7	3

- long-term bank borrowings	90	333	214

Short-term borrowings and bank overdrafts:

- lines of credit	129	350	262

- commercial paper	502	668	817

- bank loans	354	321	382

Accrued interest	147	134	116

Total	1,796	1,813	2,367

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Analysis by currency and interest rate:

in percentage and millions of euros

	Weighted interest rate at December 31,

	2001	2000	1999	2001	2000	1999

Euro*	3.7%	5.8%	3.1%	949	450	588

French franc*	3.5%	5.2%	5.2%	14	130	56

Deutsche mark	—	5.9%	5.2%	—	5	71

Italian lira	—	3.7%	2.9%	—	16	18

U.S. dollar	5.6%	7.0%	6.6%	437	1,029	1,256

Swiss franc	2.8%	3.4%	2.5%	3	3	3

Spanish peseta	4.6%	4.6%	2.9%	4	5	5

Pound sterling	11.5%	4.3%	6.1%	33	5	17

Other*	5.2%	6.4%	11.6%	356	170	353

Total	4.6%	6.6%	6.1%	1,796	1,813	2,367

* The rates shown do not take into account the current portion of the original long-term borrowings (€ 567 million in 2001).

f) Financial debts – Interest rate risk

in millions of euros

	2001		2000

	Amount before	Amount after	Amount before	Amount after
	hedging	hedging	hedging	hedging

Euro at fixed rate	4,359	769	2,900	532

Euro at floating rate	1,338	2,533	1,320	2,868

French franc at fixed rate	865	614	1,092	831

French franc at floating rate	183	461	183	487

Deutsche mark at fixed rate	15	—	22	7

Deutsche mark at floating rate	—	—	—	—

Italian lira at fixed rate	—	—	71	71

Italian lira at floating rate	—	—	1	1

U.S. dollar at fixed rate	220	1,267	1,149	1,149

U.S. dollar at floating rate	224	1,649	143	1,227

Swiss franc at fixed rate	14	3	14	3

Swiss franc at floating rate	—	—	—	—

Spanish peseta at fixed rate	4	4	7	7

Spanish peseta at floating rate	—	—	—	—

Pound sterling at fixed rate	41	41	5	5

Pound sterling at floating rate	—	—	—	—

Other at fixed rate	404	137	483	202

Other at floating rate	8	197	—	—

Total debt at fixed rate	5,922	2,835	5,743	2,807

Total debt at floating rate	1,753	4,840	1,647	4,583

Total	7,675	7,675	7,390	7,390

         g) Other information

•	At December 31, 2001, the Group had unused confirmed credit lines of € 2,643 million at a 23 basis points spread over the floating reference rate (€ 2,252 million at December 31 ,2000 and € 1,871 million at December 31, 1999).

•	Commitment fees on these credit lines amounted to € 3.83 million of which € (1.6) concerned a bridge line cancelled before the end of the year, € 1.54 million and 1.45 million for 2001, 2000 and 1999, respectively.

•	Outstanding banking facilities at December 31, 2001 are generally subject to an obligation of renegotiation of their maturity and conditions in case of the degradation of the Group long-

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

term rating. The securitization agreement described in note 27a has the same terms.

•	Assets pledged to secure indebtedness (including mortgage loans) amounted to € 66 million at December 31, 2001 (€ 67 million at December 31, 2000 and € 151 million at December 31, 1999).

39

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Note 24
Customers’ deposits and advances

in millions of euros

	2001	2000	1999

Advance payments received on long-term contracts	1,101	980	643

Other deposits and advances received from customers	592	580	464

Total customers’ deposits and advances	1,693	1,560	1,107

Note 25
Debt linked to the bank activity

in millions of euros

	2001	2000	1999

Debt linked to the bank activity	660	932	1,126

* Correspond to the amount of customer loans and advances presented under the captions “Other investments” and “Other accounts receivables” :

2001 : € 384 million (note 13) and under “Other accounts receivables” € 276 million (note 16).

2000 : € 677 million (note 13) and under “Other accounts receivables” € 255 million (note 16).

1999 : € 542 million (note 13) and under “Other accounts receivables” € 584 million (note 16).

Note 26
Other payables

         Analysis is as follows, after appropriation:

in millions of euros

	2001	2000	1999

Accrued payables and other	3,983	4,770	2,700

Social payables	918	1,163	955

Accrued taxes	642	495	362

Deferred taxes*	529	572	501

Dividends to be paid	197	584	455

Government grants	49	26	27

Total	6,318	7,610	5,000

         *     See note 7c.

Note 27
Commitments and contingencies

a) Securitization of receivables

In 1999, Alcatel launched a program of securitization of receivables. At December 31, 2001 the amount of securitized receivables was USD 700 million (USD 214 million at December 31, 2000 and USD 127 million at December 31, 1999) and Alcatel has provided a first loss guarantee of USD 210 million.

This securitization agreement is subject to particular conditions described in Note 23g.

b) Other commitments

in millions of euros

	2001	2000	1999

Guarantees given on contracts and others	10,750	10,103	7,114

Discounted notes receivable	63	45	32

Secured borrowings	1,626	1,842	1,893

Commitments to buy or sell forward raw materials or goods	151	279	290

Commitments to purchase fixed assets	41	164	108

Total	12,631	12,433	9,437

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

The amount on the line “secured borrowings” (€ 1.9 billion for 1999, € 1.8 billion for 2000 and € 1.6 billion for 2001) corresponds mostly to the guarantees granted to the banks implementing the Group cash pooling. They cover the risk involved in debit position that could remain outstanding after the daily transfers between the Alcatel Central Treasury accounts and the subsidiaries accounts.

Guarantees given on long-term contracts consist of performance bonds issued to customers and bank guarantees given to secure advance payments received from customers. In the event that, due to occurrences, such as delay in delivery or litigation related to failure in performance on the underlying contracts, it becomes likely that Alcatel will become liable for such guarantees, the estimated risk is reserved for on the consolidated balance sheet under the line item “Accrued contract costs and other reserves”, see note 22.

Note 28
Market-related exposures

It was decided to centralize treasury management in order to minimize the Group’s exposure to market risks: foreign exchange risk, interest rate risk and credit risk.

The Group uses derivative financial instruments with off-balance-sheet risks to manage and reduce its exposure to interest rates and foreign exchange rates fluctuations risks. All financial instruments owned or issued by the Group at year-end are firm commercial commitments hedging or commercial bids. Firm commercial commitments or other firm contracts are hedged by forward exchange transactions or exchange rate options while offers are hedged by exchange rate options. Offers generally have a duration not exceeding 18 months. The Group pays a net premium.

The Group controls credit risks related to these financial instruments by credits, investments limits autorisation and centralized treasury policies but does not asked for pledge or other guarantees to cover risks linked to these financial instruments.

Because of the diversification of its customers and their geographical dispersion, management thinks that credit risk on customers is limited and there is no important risk of concentration of credit.

a) Currency risk

Financial instruments held or issued at December 31, 2001 are hedges for exchange risks arising from payables or receivables, either commercial or financial, and anticipated transactions. The latter mainly relate to firm commercial contracts and commercial bids expressed in foreign currency.

At December 31, 2001, off-balance sheet financial instruments held to manage currency risk are as follows:

in millions of euros

	Buy / lend		Sell / borrow

	Principal	Fair	Principal	Fair
	amount	value	amount	value

Forward exchange contracts	6,197	115	10,950	(67)

Short-term exchange rate swaps	510	2	5,727	(116)

Long-term currency swaps	36	4	1,242	(10)

Short-term currency swaps	260	(10)	524	(20)

Currency option contracts

- call	3,029	19	3,403	(28)

- put	3,795	138	3,127	(128)

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

         Analysis by major currency is as follows :

in millions of euros

		U.S.	Pound	Swiss	Japanese
	Euro	Dollar	sterling	franc	yen	Others	Total

Buy or lend

Forward exchange contracts	3	3,818	1,427	58	344	547	6,197

Short-term exchange rate swaps	2	59	—	86	—	363	510

Short-term currency swaps	—	—	—	11	—	25	36

Long-term currency swaps	—	—	—	—	260	—	260

Currency option contracts :

- call	—	183	904	25	1,778	139	3,029

- put	—	345	625	—	2,325	500	3,795

Sell or borrow

Forward exchange contracts	1	6,624	1,050	67	212	2,997	10,950

Short-term exchange rate swaps	1	4,495	379	—	30	821	5,727

Short-term currency swaps	—	1,242	—	—	—	—	1,242

Long-term currency swaps	—	419	—	—	—	105	524

Currency option contracts :

- call	—	181	838	25	2,103	256	3,403

- put	—	165	493	—	2,159	310	3,127

Earliest/latest maturity dates for each type of instrument are as follows:

Maturity date

	Earliest	Latest

Forward exchange contracts	January 2002	April 2004

Short-term exchange rate swaps	January 2002	June 2002

Long-term currency swaps	June 2003	September 2005

Short-term currency swaps	February 2002	July 2002

Currency option contracts

- call	January 2002	October 2002

- put	January 2002	November 2003

Principal amounts represent the face value of financial instruments. Principal amounts expressed in foreign currency are translated into euros at the year-end rate of exchange. The fair value of quoted financial instruments is based on the quoted market price on the last trading day of the year. The fair value of non-quoted financial instruments is estimated using one or more conventional models. The highly judgmental nature of such an undertaking, and the limitations of estimation techniques, may explain the difference between the valuation assumptions and those values that could have been realized at December 31, 2001. Fair values given are indicative of the interest rates and exchange rates prevailing as at December 31, 2001 and it should be noted that minor changes in assumptions concerning both these rates and future cash flows and/or methodologies can have a material effect on the estimated values.

b) Interest rate risk

Financial instruments held at December 31, 2001 are intended to reduce the cost of financial debt and hedge interest rate risk.

At December 31, 2001, off-balance sheet financial instruments held to manage interest rate risk are as follows:

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

in millions of euros

	Buy / lend		Sell / borrow

	Principal	Fair	Principal	Fair
	amount	value	amount	value

Long-term interest rate swaps	4,693	73	2,476	(69)

Short-term interest rate swaps	6,502	208	6,858	(208)

Interest rate cap contracts	21,402	137	19,819	(115)

FRA	473	3	472	(2)

Floors	17,269	206	17,503	(211)

Earliest / latest maturity dates and lowest / highest interest rates are as follows:

	Maturity date		Interest rate

	Earliest	Latest	Lowest	Highest

Long-term interest rate swaps	January 2003	October 2011	3.37	10.39

Short-term interest rate swaps	January 2002	December 2002	3.15	10.41

Interest rate cap contracts	January 2002	May 2006	3.00	7.25

FRA	July 2003	September 2003	1.19	2.77

Floors	December 2002	July 2004	2.50	5.20

Principal amounts represent the face value of financial instruments. The fair value has been obtained by discounting the future differential cash flows at the current market interest rate. For option type instruments, the fair value has been estimated using one or more conventional models.

c) Metal price risk

Further to the Initial Public Offering of Nexans in June 2001, the Group is no longer exposed to the risk of metals prices.

d) Stock market risk

Alcatel and its subsidiaries are not engaged in speculative trading on the stock markets. Subject to approval by Alcatel, subsidiaries may make equity investments in selected companies (See Note 13).

Options portfolio on Alcatel shares :

December 31, 2001, the Group had bought put options on Alcatel shares, which nominal value is € 50 million and had sold call options on Alcatel shares, which nominal value is € 77.4 million.

These transactions are to be included in the buy back program authorized by the shareholders’ ordinary general meeting held on May 3, 2001

Moreover, the Group may decide to operate on the stock derivative market where the shares it owns are dealt.

At December 31, 2000 and 2001, Alcatel did not have options on shares in its portofolio.

Note 29
Related party transactions

Related party transactions relate to equity affiliates, unconsolidated subsidiaries and shareholders of Alcatel, the parent company. Transactions are recorded primarily in the following accounts:

Income statement

in millions of euros

	2001	2000	1999

Net sales	124	341	584

Cost of sales	(89)	(276)	(472)

Interest expense	(1)	(1)	(1)

Interest income	—	13	12

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

       Balance sheet

in millions of euros

	2001	2000	1999

Trade receivables and related accounts	52	79	1

Other accounts receivable	9	200	41

Trade payables and related accounts	4	21	24

Other payables	22	2	0

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Note 30
Payroll and staff

in millions of euros and number of staff

		2000	1999

Wages and salaries

(including social security / pension costs)	6,937	7,617	6,316

of which remuneration of executive officers in Alcatel or in consolidated subsidiaries *	8.6	8.1	7.1

Employee profit sharing	37	46	37

Staff of consolidated companies at year-end of which :	99,314	131,598	115,712

- Executives and senior technical staff**	51%	46%	43%

* Aggregate amount of compensation paid for the full year to the 11 members of the Senior Management as of December 31, 2001 because of their functions in Alcatel or in consolidated companies, amounts to € 8.6 million at December 31, 2001 (€ 8.1 million at December 31, 2000 and € 7.1 million at December 31, 1999).

** Executives, senior technical staff and positions normally requiring three years of higher education.

Note 31
Contingencies

Independent of a certain number of legal proceedings incidental to the normal conduct of its business, which Management does not believe to represent significant costs for the Group, Alcatel is involved in the following legal proceedings for which Alcatel has determined that no reserves are required in its financial statements.

France Telecom

Since 1993 a legal investigation has been ongoing concerning “overbillings” which are alleged to have been committed at Alcatel CIT to the detriment of its principal client, France Telecom, based on an audit of production costs conducted for the first time in 1989 in the Transmission division, and the second time in 1992 in the Switching division.

While the issue relating to the Transmission division resulted in the signature of a settlement agreement with France Telecom, the latter, however, filed a civil complaint with the investigating Magistrate regarding the switching activity without quantifying the amount of the alleged damages.

In April 1999, the Company learned that the investigation had been extended to determine whether corporate funds of Alcatel CIT and Alcatel were misused. Both Alcatel CIT and Alcatel have filed civil complaints to preserve their rights in this respect.

In January 2000, the investigating magistrate declared his investigation closed (it is unclear whether wholly or partially) and several motions challenging the investigation’s procedural validity were filed with the Paris Court of Appeals which rendered a decision dated December 12, 2001. On the one hand it ruled that certain portions of some investigation’s papers have to be suppressed, on the other hand it rejected the major part of the motions which are now pending before the Cour de Cassation, Chambre criminelle after several “pourvois” against this decision.

DSC

In connection with the fall in the share price which followed the announcement on September 17, 1998 of the results of the first six months of 1998, several purported class action lawsuits (the “Actions”) have been filed against the Company challenging the accuracy of certain public disclosures made by the Company regarding its financial condition during the first nine months of 1998.

The Actions purport to be brought on behalf of a class consisting of persons who (i) acquired Alcatel American Depository Shares (ADSs) in connection with Alcatel’s acquisition of DSC Communications Corporation in September 1998, (ii) purchased Alcatel ADSs between March 19, 1998 through

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

September 17, 1998, or (iii) acquired call and put options on Alcatel ADSs between March 19, 1998 and September 17, 1998.

The Actions have been consolidated in the United States District Court for the Eastern District of Texas.

Alcatel moved to dismiss the complaints brought by the two categories of plaintiffs. On November 18, 1999 and again on June 23, 2000, the court dismissed the complaint of those persons who acquired ADSs and call and put options between March 19, 1998 and September 17, 1998. Those plaintiffs have appealed. Alcatel contests the merit of this claim and intends to continue vigorously defending against it.

The claims asserted by the other group of plaintiffs, representing those parties that received Alcatel ADSs during the exchange offer by Alcatel to acquire DSC (the “Exchange Offer Plaintiffs”), were partially dismissed by the court. Thereafter, the parties conducted pre-trial discovery on the remaining claims, and Alcatel moved for summary judgment seeking dismissal of the Exchange Offer Plaintiffs’ complaint.

Prior to any ruling on the summary judgment, counsel for Alcatel and the Exchange Offer Plaintiffs entered into an agreement which provides for the settlement of the litigation and was approved by the court on December 18, 2001. The portion of the settlement cost not covered by insurance, to be borne by Alcatel, is USD$ 4 million. Alcatel continues to deny any liability or wrongdoing with respect to this litigation.

Eutelsat

A claim made by Eutelsat before an ICC arbitration tribunal in Paris for approximately € 200 million in damages arising from the failure to deliver a satellite on a timely basis was dismissed by an arbitral award dated February 26, 2001, with no liability to Alcatel.

Packet Engines

Certain former officers of Packet Engines, a company Alcatel acquired in 1998, filed actions against it, some of its U.S. subsidiaries and some of its senior officers in September 1999 in United States District Court for the Eastern District of Washington. The actions, alleging misrepresentations about its business plan for Packet Engines and wrongful termination of employment, were settled in May 2001, without material liability to Alcatel.

Although it is not possible at this early stage of the fisrt two cases to predict the outcome with certainty Alcatel does not believe that the ultimate outcome of these proceedings will have a material adverse effect on its consolidated financial position. Alcatel is not aware of any other exceptional circumstances or proceedings that would or may have a significant effect on the activity, the financial position or the assets of the Company or the Alcatel Group.

Note 32
Subsequent events

•	The Argentina crisis as well as the Argentina peso devaluation do not have a significant impact on the Group’s result of operations or financial position.

•	In December 2001, Platinum and Alcatel signed a memorandum of understanding concerning the disposal of the Alcatel distribution business in Europe. This business has a headcount of 6,500.

46

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Note 33
Main consolidated companies*

		%	%	Consolidation
Company	Country	control	interest	method

Alcatel (1) (2)	France	100.0	100.0	Parent company

TELECOM SEGMENT				Full consolidation

Alcatel Australia Limited	Australia

Alcatel Austria A.G	Austria

Alcatel Bell NV	Belgium

Alcatel Business Systems	France

Alcatel CIT	France

Alcatel Contracting	France

Alcatel España	Spain

Alcatel Indetel S.A. de C.V. (1)	Mexico

Alcatel Italia S.p.A	Italy

Alcatel NA Cable Systems Inc	U.S.

Alcatel Networks Corporation	Canada

Alcatel Polska SA	Poland

Alcatel Portugal SA	Portugal

Alcatel Réseaux d’Entreprise	France

Alcatel Schweiz AG	Switzerland

Alcatel SEL A.G. (1)	Germany

Alcatel Space	France

Alcatel Submarine Networks Limited	U.K.

Alcatel Telecom Limited	U.K.

Alcatel Telecom Nederland BV	The Netherlands

Alcatel Telecom Norway A/S (1)	Norway

Alcatel Telecommunicacoes SA	Brazil

Alcatel USA Inc	U.S.

Evolium Holding SAS	France	66	66	Prop.

Saft Groupe	France

Shanghai Bell Telephone	P.R.C	31.65	31.65	Equity

Equipment Manufacturing Co (SBTEMC)

Taiwan International Standard

Electronic Ltd (Taisel)	Taiwan	60	60

Teletas	Turkey	65	65

         (1)  Publicly traded.

         (2)  The activities of Alcatel, as the parent company, are included under “Others”.

         *     Percentages of control and interest equal 100% except if specify.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Company	Country	%	%	Consolidation
		control	Interest	method

OTHER SEGMENT (2)

Electronic of defense

Thalès (ex Thomson-CSF) (1)	France	15.83	15.83	Equity

Financial Holdings

Compagnie Financière Alcatel	France			Full consolidation

Cie Immobilière Méridionale	France			Full consolidation

Civelec	France			Full consolidation

Générale Occidentale	France			Full consolidation

SIKL	France			Full consolidation

Alcatel Participations	France			Full consolidation

Alcatel NV	The Netherlands			Full consolidation

Financial Services

Electro Banque	France			Full consolidation

(1)  Publicly traded.

(2)  The activities of Alcatel, as the parent company, are included under Others.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Note 34
Quarterly information (unaudited)

         a) Consolidated income statements

in millions of euros

2001 published	Q1	Q2	Q3	Q4	Total

Net sales	6,207	6,767	5,613	6,766	25,353

Cost of sales	(4,344)	(4,931)	(4,271)	(5,528)	(19,074)

Gross profit	1,863	1,836	1,342	1,238	6,279

Administrative and selling expenses	(1,002)	(980)	(898)	(893)	(3,773)

R&D costs	(775)	(720)	(659)	(713)	(2,867)

Income from operations	86	136	(215)	(368)	(361)

Financial income (loss)	(345)	(831)	(144)	(248)	(1,568)

Restructuring costs	(132)	(1,163)	(231)	(598)	(2,124)

Other revenue (expense)	615	(392)	20	(456)	(213)

Income before amortization of goodwill, taxes and purchased R&D	224	(2,250)	(570)	(1,670)	(4,266)

Income tax	104	541	220	396	1,261

Share in net income of equity affiliates	6	(5)	(1)	(16)	(16)

Consolidated net income before amortization of goodwill and purchased R&D	334	(1,714)	(351)	(1,290)	(3,021)

Amortization of goodwill	(137)	(1,417)	(194)	(185)	(1,933)

Purchased R&D	—	—	(4)	—	(4)

Minority interests	13	14	(9)	(23)	(5)

Net income	210	(3,117)	(558)	(1,498)	(4,963)

Ordinary shares (A)

Basic earnings per share (in euros)	0.18	(2.74)	(0.49)	(1.28)	(4.33)

Diluted earnings per share (in euros)	0.18	(2.74)	(0.49)	(1.28)	(4.33)

Alcatel tracking stock (O) (Optronics Division)*

Basic earnings per share (in euros)	0.19	0.12	(0.10)	(1.52)	(1.47)

Diluted earnings per share (in euros)	0.19	0.12	(0.10)	(1.52)	(1.47)

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

in millions of euros

2000	Q1	Q2	Q3	Q4	Total

Net sales	6,124	7,687	7,908	9,689	31,408

Cost of sales	(4,455)	(5,370)	(5,529)	(6,839)	(22,193)

Gross profit	1,669	2,317	2,379	2,850	9,215

Administrative and selling expenses	(908)	(997)	(1,025)	(1,206)	(4,136)

R&D costs	(648)	(682)	(735)	(763)	(2,828)

Income from operations	113	638	619	881	2,251

Financial income (loss)	(82)	(42)	(105)	(206)	(435)

Restructuring costs	(6)	(69)	(41)	(27)	(143)

Other revenue (expense)	435	110	87	(9)	623

Income before amortization of goodwill, taxes and purchased R&D	460	637	560	639	2,296

Income tax	(125)	(156)	(133)	(83)	(497)

Share in net income of equity affiliates	48	39	37	1	125

Consolidated net income before amortization of goodwill and purchased R&D	383	521	464	557	1,924

Amortization of goodwill	(125)	(164)	(156)	(131)	(576)

Purchased R&D	—	—	(21)	—	(21)

Minority interests	—	(13)	10	—	(3)

Net income	258	344	297	426	1,324

Ordinary shares (A)

Basic earnings per share (in euros)	0.27	0.33	0.26	0.38	1.25

Diluted earnings per share (in euros)	0.26	0.32	0.25	0.36	1.20

Alcatel tracking stock (O) (Optronics Division)*

Basic earnings per share (in euros)	—	—	—	0.14	0.14

Diluted earnings per share (in euros)	—	—	—	0.14	0.14

* Net income taken into account from October 20, 2000, issuance date of the O shares.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

         b) Information by segment

in millions of euros

2001	Q1	Q2	Q3	Q4	Total

Net sales

Carrier Networking	2,969	3,125	2,490	2,894	11,478

Optics	1,782	2,115	1,777	1,866	7,540

E-business	816	811	732	1,129	3,488

Space and Components	940	920	793	1,031	3,684

Other	7	6	8	2	23

Eliminations	(307)	(210)	(187)	(156)	(860)

Total	6,207	6,767	5,613	6,766	25,353

Income from operations

Carrier Networking	(19)	18	(104)	(60)	(165)

Optics	198	208	29	(291)	145

E-business	(159)	(183)	(144)	(20)	(506)

Space and Components	53	71	35	(4)	155

Others	13	22	(31)	7	10

Total	86	136	(215)	(368)	(361)

in millions of euros

2000 pro forma	Q1	Q2	Q3	Q4	Total

Net sales

Carrier Networking	1,857	2,843	3,277	3,784	11,761

Optics	1,354	1,723	1,747	2,286	7,110

E-business	1,140	1,210	1,034	1,443	4,827

Space and Components	805	880	921	1,187	3,793

Other	16	11	23	11	61

Eliminations	(171)	(191)	(196)	(206)	(764)

Total	5,001	6,476	6,806	8,505	26,788

Income from operations

Carrier Networking	(77)	226	279	381	809

Optics	95	253	202	306	856

E-business	27	37	2	44	110

Space and Components	44	60	61	104	269

Others	(10)	16	35	(3)	38

Total	79	592	579	832	2,082

c) Earnings per share

Earnings per share are determined according to the method described in note 8. The following tables present a reconciliation of the basic earnings per share and the diluted earnings per share for Q4 2001 and Q4 2000.

	Ordinary shares A			Class O shares

	Net income			Net income*
	(in millions	Number of	Per share	(in millions	Number of	Per share
Q4 2001	of euros)	shares	amount	of euros)	shares	amount

Basic earnings per share	(1,459)	1,143,798,082	(1.28)€	(39)	25,501,225	(1.52)€

Stock option plans	—	—		—	—

Diluted earnings per share	(1,459)	1,143,798,082	(1.28)€	(39)	25,501,225	(1.52)€

Ordinary share A:

Consolidated subsidiaries owned 1,143,798,082 shares and no share equivalents, taken into account in the earnings per share computation.

Class O share:

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Consolidated subsidiaries owned 25,501,225 shares and no share equivalents, taken into account in the earnings per share computation.

	Ordinary shares A			Class O shares

	Net income			Net income*
Q4 2000	(in millions of euros)	Number of shares	Per share amount	(in millions of euros)	Number of shares	Per share amount

Basic earnings per share	424	1,131,405,143	0.38€	2	16,500,000	0.14€

Stock option plans	—	49,203,385	—	—	—	—

Convertible bonds	—	—	—	—	—	—

Diluted earnings per share	424	1,180,608,528	0.36€	2	16,500,000	0.14€

*	taken into account from October 20, 2000.

Ordinary shares A :

There is no other share equivalent having a potential dilutive effect in the future.

Consolidated subsidiaries owned 80,191,545 shares and zero share equivalent, taken into account in the earnings per share computation.

Note 35

Consolidating financial information

As authorized by the shareholders of Alcatel, the board of directors issued, for the first time in October 2000, Alcatel class O shares (see notes 8 and 19d). The dividends paid to these Alcatel class O shares are based on the separate performance of the Optronics division of Alcatel.

The Optronics division includes:

•	Alcatel Optronics (“Alcatel Optronics S.A.”), a French incorporated company.

•	Alcatel Optronics, Inc. (“Alcatel Optronics, Inc.”), a U.S. incorporated company which was created on June, 30, 2000 and received as a contribution a business division of Alcatel USA, Inc., a U.S. incorporated company and a business division of Alcatel ITS, a U.S. incorporated company (“ITS USA”). This company is a wholly-owned subsidiary of Alcatel.

•	Innovative Fibers, a Canadian company, acquired at the beginning of August and wholly-owned by Alcatel.

•	Kymata Ltd, Scottish company, acquired in September 2001 and combined since September 30, 2001.

Alcatel prepares separate financial statements of the Optronics division. In addition, Alcatel also prepares consolidating financial information that depicts in separate columns the financial position, results of operations and cash-flows of the Optronics division and of Alcatel excluding the Optronics division with a separate column reflecting eliminating adjustments. Such statements will also highlight intergroup allocations of common expenses and related party transactions in separate line items.

For each group, Alcatel attributed assets, liabilities, equity, revenue and expenses, except common services, based on specific identification of the subsidiaries which are included in each group.

The combined financial statements are issued based on historical financial information and actual costs allocation between the Optronics Division and Alcatel Group without the Optronics Division.

They give effect to the Basic Intercompany agreement only from the coming into force of the agreement, it means the effective date of the offer. Any difference that the agreement may have had on the combined financial statements, had it been signed during the periods presented, are immaterial.

The analysis described below outlines the key elements of the “Basic Intercompany agreement” and the allocation methodology.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

For common expenses, Alcatel used other methods and criteria that Alcatel believes are fair and provide a reasonable allocation of the cost of common services used by the groups :

Cash management and allocation policies

The capital structure of the Optronics division:

•	has been based on the current capital structure and financial position of Alcatel Optronics S.A., and existing cash, debt balances and transactions have been maintained,

•	for Alcatel Optronics, Inc., any cash transaction has been recorded as an increase or reduction of funds allocated by Alcatel; accordingly, no interest expense or income has been reflected for this entity until June 30, 2000. This is consistent with its initial debt-free financial position at its creation end of June 2000. From July 1st, the company has its own treasury and records the corresponding financial interests.

Changes in the net worth of the Optronics division represent net transfers to or from Alcatel and give effect to the net income or loss of the Optronics division attributable to Alcatel during the period; for Alcatel Optronics S.A., changes in the total net worth of the division also reflect the capital contribution and distribution of devidends that took place within Alcatel.

Costs of sales

Allocated expenses within this caption include costs for use of facilities, information technology, human resources and property taxes. These costs were allocated to the Optronics division, in a manner consistent with the manner used by Alcatel to allocate the costs among the various businesses. Allocation criteria include square footage for facilities, number of connections for the information technology, headcount for the human resources and amount of fixed assets and inventories for property taxes.

Following the signature of the “Basic Intercompany agreement” and the spinning off of the US activity of the company Alcatel Optronics Inc, the reinvoicing of the Optronics Division are set forth in specific agreements with Alcatel Sourcing L.P. following the allocation criteria described above.

Administrative & selling expenses

Allocated expenses within this caption include costs for use of legal, accounting, administrative, tax, communication and intellectual property services of Alcatel which were allocated to the Optronics division, in a manner consistent with the manner used by Alcatel to allocate the costs among the various businesses generally based on turnover.

Research and development

Research & Development activities carried out by Alcatel related to the Optronics business and used by the Optronics division have been allocated to the Optronics division, net of any funding already recorded by the Optronics division to the Alcatel Research Center.

According to the “Basic Intercompanies Agreement”, Optronics shall pay to Alcatel a fixed amount of € 6 million per year until 2001 at the earliest, for short- and medium-term R&D projects. Furthermore, and starting from year 2001, Optronics shall repay to Alcatel a sum amounting to 1% of its net revenues less cost of goods sold related to those goods, and more specifically components, bought by Optronics from other Alcatel subsidiaries in the course of long-term R&D projects.

Income tax

Income tax of each of the combined entities has been determined as if they were separate entities and reflects tax credits associated with losses attributable to the entities of the Optronics division.

Eliminations between Alcatel excluding the Optronics division and the Optronics division

•	Inter-group transactions have been eliminated, including sales, purchases and other services. Margin in inventories of Optronics division’s products held by Alcatel entities outside the Optronics division has been eliminated.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

•	Inter-group balances have been eliminated including receivables, payables and other balances resulting from inter-group transactions.

•	Inter-group cash-flows have been eliminated including financing flows and dividends paid by entities of the Optronics division to Alcatel.

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

a) Consolidating financial statements as of December 2001

         1) Consolidating income statement for Q4 2001 (unaudited)

	Alcatel
	ex-Optronics	Optronics		Alcatel
(in millions of euro)	division	division	Eliminations	Group

External	6,751.5	14.5	—	6,766.0

Inter-group transactions	10.6	55.4	(66.0)	—

Net sales	6,762.1	69.9	(66.0)	6,766.0

External	(5,404.0)	(124.0)	—	(5,528.0)

Inter-group allocated expenses	0.5	(0.5)	—	—

Inter-group transactions	(58.2)	(12.5)	70.7	—

Cost of sales	(5,461.7)	(137.0)	70.7	(5,528.0)

Gross Profit	1,300.4	(67.1)	4.7	1,238.0

External	(881.1)	(11.9)	—	(893.0)

Inter-group allocated expenses	1.9	(1.9)	—	—

Inter-group transactions	(0.7)	0.7	—	—

Administrative and selling expenses	(879.9)	(13.1)	—	(893.0)

External	(696.6)	(16.4)	—	(713.0)

Inter-group allocated expenses	1.9	(1.9)	—	—

Research & Development expenses	(694.7)	(18.3)	—	(713.0)

Income from operations	(274.2)	(98.5)	4.7	(368.0)

External	(245.2)	(2.8)	—	(248.0)

Inter-group allocated expenses	1.2	(1.2)	—	—

Inter-group transactions	0.1	(0.1)	—	—

Financial income (loss)	(243.9)	(4.1)	—	(248.0)

Restructuring costs	(590.5)	(7.5)	—	(598.0)

Other revenue (expenses)	(434.5)	(21.5)	—	(456.0)

Income before amortization of goodwill, taxes and purchased R&D	(1,543.1)	(131.6)	4.7	(1,670.0)

External	396.0	—	—	396.0

Inter-group transactions	(36.2)	39.1	(2.9)	—

Income tax	360.8	39.1	(2.9)	396.0

Share in net income of equity affiliates	(16.0)	—	—	(16.0)

Consolidated net income before amort. of GW and purchased R&D	(1,199.3)	(92.5)	1.8	(1,290.0)

Amortization of goodwill	(112.9)	(72.1)	—	(185.0)

Purchased R&D	—	—	—	—

Minority interests	(23.0)	—	—	(23.0)

Net income	(1,335.2)	(164.6)	1.8	(1,498.0)

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

         2) Consolidating income statement for December 31, 2001

	Alcatel
	ex-Optronics	Optronics		Alcatel
(in millions of euro)	division	division	Eliminations	Group

External	25,266.8	86.2	—	25,353.0

Inter-group transactions	92.1	384.2	(476.3)	—

Net sales	25,358.9	470.4	(476.3)	25,353.0

External	(18,742.6)	(331.4)	—	(19,074.0)

Inter-group allocated expenses	2.6	(2.6)	—	—

Inter-group transactions	(394.0)	(94.0)	488.0	—

Cost of sales	(19,134.0)	(428.0)	488.0	(19,074.0)

Gross Profit	6,224.9	42.4	11.7	6,279.0

External	(3,751.4)	(21.6)	—	(3,773.0)

Inter-group allocated expenses	7.5	(7.5)	—	—

Inter-group transactions	9.8	(9.8)	—	—

Administrative and selling expenses	(3,734.0)	(39.0)	—	(3,773.0)

External	(2,814.6)	(52.4)	—	(2,867.0)

Inter-group allocated expenses	9.6	(9.6)	—	—

Research & Development expenses	(2,805.0)	(62.0)	—	(2,867.0)

Income from operations	(314.1)	(58.6)	11.7	(361.0)

External	(1,565.0)	(3.0)	—	(1,568.0)

Inter-group allocated expenses	2.2	(2.2)	—	—

Inter-group transactions	0.5	(0.5)	—	—

Financial income (loss)	(1,562.2)	(5.8)	—	(1,568.0)

Restructuring costs	(2,116.5)	(7.5)	—	(2,124.0)

Other revenue (expenses)	(191.5)	(21.5)	—	(213.0)

Income before amortization of Goodwill, taxes and purchased R&D	(4,184.3)	(93.4)	11.7	(4,266.0)

External	1,261.0	—	—	1,261.0

Inter-group transactions	(20.8)	26.3	(5.5)	—

Income tax	1,240.2	26.3	(5.5)	1,261.0

Share in net income of equity affiliates	(16.0)	—	—	(16.0)

Consolidated net income before amort. of GW and purchased R&D	(2,960.1)	(67.1)	6.2	(3,021.0)

Amortization of goodwill	(1,855.8)	(77.2)	—	(1,933.0)

Purchased R&D	(4.0)	—	—	(4.0)

Minority interests	(5.0)	—	—	(5.0)

Net income	(4,824.9)	(144.3)	6.2	(4,963.0)

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

         3) Consolidating balance sheet as of December 31, 2001

	Alcatel
	ex-Optronics	Optronics		Alcatel
(in millions of euro)	division	division	Eliminations	Group

Goodwill, net	5,198.9	58.1	—	5,257.0

Other intangible assets, net	459.9	12.1	—	472.0

Intangible assets, net	5,658.8	70.2	—	5,729.0

External	9,363.9	334.1	—	9,698.0

Inter-group allocations	—	—	—	—

Inter-group transactions	(31.4)	31.4	—	—

Total property, plant and equipment	9,332.5	365.5	—	9,698.0

External	(5,401.4)	(94.6)	—	(5,496.0)

Inter-group allocations	—	—	—	—

Inter-group transactions	8.0	(8.0)	—	—

Less total accumulated depreciation	(5,393.4)	(102.6)	—	(5,496.0)

Property, plant and equipment, net	3,939.1	262.9	—	4,202.0

Share in net assets of equity affiliates	799.0	0.8	—	799.0

Other investments and miscellaneous, net	1,168.2	0.8	—	1,169.0

Investments	1,967.2			1,968.0

TOTAL FIXED ASSETS	11,565.1	333.9	—	11,899.0

Total inventories and work-in-progress, net	4,620.6	60.4	—	4,681.0

External	8,083.0	22.0	—	8,105.0

Inter-group transactions	42.7	49.6	(92.3)	—

Total trade receivables and related accounts, net	8,125.7	71.5	(92.3)	8,105.0

External	6,726.5	124.5	—	6,851.0

Inter-group transactions	—	—	—	—

Other accounts receivable	6,726.5	124.5	—	6,851.0

Accounts receivable, net	14,852.2	196.0	(92.3)	14,956.0

Cash Pooling – Alcatel current account	—	—	—	-

Marketable securities, net	488.1	1.9	—	490.0

Cash Pooling – Alcatel current account	(16.0)	16.0	—

Cash	4,520.0	3.0	—	4,523.0

Cash and cash equivalents	4,992.1	20.9	—	5,013.0

TOTAL CURRENT ASSETS	24,465.0	277.3	(92.3)	24,650.0

Total assets	36,030.1	611.2	(92.3)	36,549.0

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

	Alcatel
	ex-Optronics	Optronics		Alcatel
(in millions of euro)	division	division	Eliminations	Group

NET WORTH OF THE DIVISION/SHAREHOLDERS EQUITY	9,596.4	230.6	—	9,827.0

Minority interests	219.0	—	—	219.0

Accrued pension and retirement obligations	1,117.4	2.6	—	1,120.0

Other reserves	4,116.7	37.3	—	4,154.0

TOTAL RESERVES FOR LIABILITIES AND CHARGES	5,234.1	39.9	—	5,274.0

Bonds and notes issued	5,969.0	—	—	5,969.0

Cash pooling – Alcatel current account	(159.5)	159.5	—	—

External	1,684.6	21.4	—	1,706.0

Inter-group transactions	(24.0)	24.0	—	—

Other borrowings	1,660.6	45.4	—	1,706.0

TOTAL FINANCIAL DEBT	7,470.1	204.9	—	7,675.0

External	1,692.8	0.2	—	1,693.0

Inter-group transactions	—	—	—	—

Advances from customers	1,692.8	0.2	—	1,693.0

External	5,024.9	55.1	—	5,080.0

Inter-group transactions	49.6	42.7	(92.3)	—

Trade payables and related accounts	5,074.5	97.8	(92.3)	5,080.0

Debt linked to the bank activity	660.0	—	—	660.0

External	6,083.2	37.8	—	6,121.0

Inter-group transactions	—	—	—	—

Other payables	6,083.2	37.8	—	6,121.0
TOTAL OTHER LIABILITIES	13,510.5	135.8	(92.3)	13,554.0

Total liabilities and net worth of the division	36,030.1	611.2	(92.3)	36,549.0

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

         4) Consolidating statement of cash flows for December 31, 2001

	Alcatel
	ex-Optronics	Optronics		Alcatel
(in millions of euro)	division	division	Eliminations	Group

Cash flows from operating activities Net income	(4,824.9)	(144.3)	6.2	(4,963.0)

Minority interests	5.0	—	—	5.0

Adjustments to reconcile income to net cash provided by operating activities :

- Depreciation and amortization, net	3,088.2	127.8	—	3,216.0

External	3,090.1	125.9	—	3,216.0

Inter-group transactions	(1.9)	1.9	—	—

- Changes in reserves for pension obligations, net	40.5	0.5	—	41.0

- Changes in other reserves, net	1,878.9	116.6	5.5	2,001.0

- Net (gain) loss on disposal of non-current assets	(948.2)	5.2	—	(943.0)

- Share in Net income of equity affiliates	88.0	—	—	88.0

- other	—	—	—	—

Working capital provided by operations	(672.5)	105.8	11.7	(555.0)

Net change in current assets and liabilities:

- Decrease (increase) in accounts receivable	1,155.8	(35.9)	(2.9)	1,117.0

External	1,152.0	(35.0)	—	1,117.0

Inter-group transactions	3.8	(0.9)	(2.9)	—

- Decrease (increase) in inventories	1,220.1	(22.4)	(11.7)	1,186.0

- Increase (decrease) in accounts payable and accrued expenses	(1,131.5)	(74.4)	2.9	(1,203.0)

External	(1,132.4)	(70.6)	—	(1,203.0)

Inter-group transactions	0.9	(3.8)	2.9	—

Net cash provided by operating activities	571.9	(26.9)	—	545.0

Cash flows from investing activities Proceeds from disposal of fixed assets	181.7	0.3	—	182.0

Capital expenditures	(1,611.4)	(136.6)	—	(1,748.0)

External	(1,625.4)	(122.6)	—	(1,748.0)

Inter-group transactions	14.0	(14.0)	—	—

Decrease (increase) in loans	299.0	—	—	299.0

Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(849.3)	(104.7)	211.0	(743.0)

External	(743.0)	—	—	(743.0)

Inter-group transactions	(106.3)	(104.7)	211.0	—

Cash proceeds from sale of previously consolidated companies net of cash sold, and from sale of unconsolidated companies	3,731.7	—	(104.7)	3,627.0

External	3,627.0	—	—	3,627.0

Inter-group transactions	104.7	—	(104.7)	—

Decrease (increase) in Alcatel current account (maturity more than 3 months)	—	—	—	—

Net cash provided (used) by investing activities	1,751.7	(241.0)	106.3	1,617.0

Net cash flows after investing activities	2,323.6	(267.9)	106.3	2,162.0

Cash flows from financing activities Increase (Decrease) in short-term debt	(1,543.3)	142.3	—	(1,401.0)

Proceeds from issuance of long-term debt	1,745.1	(1.1)	—	1,744.0

Proceeds from issuance of shares	8.0	106.3	(106.3)	8.0

External	8.0	—	—	8.0

Inter-group transactions	—	106.3	(106.3)	—

Funds allocated by Alcatel	—	—	—	—

Dividends (paid)/received	(557.5)	(9.5)	—	(567.0)

External	(567.0)	—	—	(567.0)

Inter-group transactions	9.5	(9.5)	—	—

Net cash provided (used) by financing activities	(347.7)	238.0	(106.3)	(216.0)

Net effect of exchange rate changes	5.4	1.6	—	7.0

Net increase (decrease) in cash and cash equivalents	1,981.3	(28.3)	—	1,953.0

Cash and cash equivalents at beginning of year	3,010.8	49.2	—	3,060.0

Cash and cash equivalents at end of year	4,992.1	20.9	—	5,013.0

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

b) Consolidating financial statements as of December 2000

         1) Consolidating income statement for Q4 2000 (unaudited)

	Alcatel
	ex-Optronics	Optronics		Alcatel
(in millions of euro)	division	division	Eliminations	Group

External	9,628.3	60.7	—	9,689

Inter-group transactions	29.3	85.4	(114.7)	—

Net sales	9,657.6	146.1	(114.7)	9,689

External	(6,765.0)	(74.0)	—	(6,839)

Inter-group allocated expenses	1.8	(1.8)	—	—

Inter-group transactions	(87.2)	(19.2)	106.5	—

Cost of sales	(6,850.3)	(95.2)	106.5	(6,839)

Gross Profit	2,807.3	50.9	(8.2)	2,850

External	(1,202.7)	(3.3)	—	(1,206)

Inter-group allocated expenses	1.9	(1.9)	—	—

Inter-group transactions	4.3	(4.3)	—	—

Administrative and selling expenses	(1,196.5)	(9.5)	—	(1,206)

External	(753.6)	(9.4)	—	(763)

Inter-group allocated expenses	1.5	(1.5)	—	—

Research & Development expenses	(752.1)	(10.9)	—	(763)

Income from operations	858.6	30.6	(8.2)	881

External	(204.9)	(1.1)	—	(206)

Inter-group allocated expenses	(0.7)	0.7	—	—

Inter-group transactions	0.1	(0.1)	—	—

Financial income (loss)	(205.4)	(0.6)	—	(206)

Restructuring costs	(27)	—	—	(27)

Other revenue (expenses)	(9.1)	0.1	—	(9)

Income before amortization of goodwill, taxes and purchased R&D	617.1	30.1	(8.2)	639

External	(83)	—	—	(83)

Inter-group transactions	7.8	(10.8)	3	—

Income tax	(75.2)	(10.8)	3	(83)

Share in net income of equity affiliates	1.0	—	—	1

Consolidated net income before amort. of GW and purchased R&D	542.9	19.3	(5.2)	557

Amortization of goodwill	(129.2)	(1.8)	—	(131)

Purchased R&D	0.5	(0.5)	—	—

Minority interests	—	—	—	—

Net income	414.2	17	(5.2)	426

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

         2) Consolidating income statement for December 31, 2000

	Alcatel
	ex-Optronics	Optronics		Alcatel
(in millions of euro)	division	division	Eliminations	Group

External	31,263.7	144.3	—	31,408

Inter-group transactions	51.5	288.0	(339.5)	—

Net sales	31,315.2	432.3	(339.5)	31,408

External	(21,960.9)	(232.1)	—	(22,193)

Inter-group allocated expenses	2.4	(2.4)	—	—

Inter-group transactions	(287.5)	(42.2)	329.7	—

Cost of sales	(22,245.9)	(276.8)	329.7	(22,193)

Gross Profit	9,069.3	155.5	(9.8)	9,215

External	(4,126.2)	(9.8)	—	(4,136)

Inter-group allocated expenses	6.2	(6.2)	—	—

Inter-group transactions	8.4	(8.4)	—	—

Administrative and selling expenses	(4,111.6)	(24.4)	—	(4,136)

External	(2,798.0)	(30.0)	—	(2,828)

Inter-group allocated expenses	6.1	(6.1)	—	—

Research & Development expenses	(2,791.9)	(36.1)	—	(2,828)

Income from operations	2,165.7	95.1	(9.8)	2,251

External	(433.5)	(1.5)	—	(435)

Inter-group allocated expenses	(1.5)	1.5	—	—

Inter-group transactions	0.4	(0.4)	—	—

Financial income (loss)	(434.6)	(0.4)	—	(435)

Restructuring costs	(143)	—	—	(143)

Other revenue (expenses)	622.9	0.1	—	623

Income before amortization of goodwill, taxes and purchased R&D	2,211.0	94.8	(9.8)	2,296

External	(497)	—	—	(497)

Inter-group transactions	29.3	(32.9)	3.6	—

Income tax	(467.7)	(32.9)	3.6	(497)

Share in net income of equity affiliates	125	—	—	125

Consolidated net income before amort. of GW and purchased R&D	1,868.3	61.9	(6.2)	1,924

Amortization of goodwill	(573.1)	(2.9)	—	(576)

Purchased R&D	0.5	(21.5)	—	(21)

Minority interests	(3)	—	—	(3)

Net income	1,292.7	37.5	(6.2)	1,324

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

         3) Consolidating balance sheet as of December 31, 2000

	Alcatel
	ex-Optronics	Optronics		Alcatel
(in millions of euro)	division	division	Eliminations	Group

Goodwill, net	6,910.6	132.4	—	7,043

Other intangible assets, net	481.3	22.7	—	504

Intangible assets, net	7,391.9	155.1	—	7,547

External	11,796.2	144.8	—	11,941

Inter-group allocations	—	—	—	—

Inter-group transactions	(17.4)	17.4	—	—

Total property, plant and equipment	11,778.8	162.2	—	11,941

External	(7,234.4)	(48.6)	—	(7,283)

Inter-group allocations	—	—	—	—

Inter-group transactions	6.0	(6.0)	—	—

Less total accumulated depreciation	(7,228.4)	(54.6)	—	(7,283)

Property, plant and equipment, net	4,550.4	107.6	—	4,658

Share in net assets of equity affiliates	1,152.0	—	—	1,152

Other investments and miscellaneous, net	3,327.0	—	—	3,327

Investments	4,479.0	—	—	4,479

TOTAL FIXED ASSETS	16,421.3	262.7	—	16,684

Total inventories and work-in-progress, net	7,295.7	131.0	(11.7)	7,415

External	10,616.0	43.0	—	10,659

Inter-group transactions	46.5	48.7	(95.2)	—

Total trade receivables and related accounts, net	10,662.5	91.7	(95.2)	10,659

External	5,118.4	41.6	—	5,160

Inter-group transactions	—	—	—	—

Other accounts receivable	5,118.4	41.6	—	5,160

Accounts receivable, net	15,780.9	133.3	(95.2)	15,819

Cash Pooling – Alcatel current account Marketable securities, net	440.9	2.1	—	443

Cash Pooling – Alcatel current account	(46.7)	46.7	—	—

Cash	2,616.6	0.4	—	2,617

Cash and cash equivalents	3,010.8	49.2	—	3,060

TOTAL CURRENT ASSETS	26,087.4	313.5	(106.9)	26,294

Total assets	42,508.7	576.2	(106.9)	42,978

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

	Alcatel
	ex-Optronics	Optronics		Alcatel
(in millions of euro)	division	division	Eliminations	Group

NET WORTH OF THE DIVISION/SHAREHOLDERS EQUITY	14,020.2	347.0	(6.2)	14,361

Minority interests	435	—	—	435

Accrued pension and retirement obligations	1,289.9	2.1	—	1,292

Other reserves (a)	2,986.0	19.0	—	3,005

TOTAL RESERVES FOR LIABILITIES AND CHARGES	4,275.9	21.1	—	4,297

Bonds and notes issued	4,972.0	—	—	4,972

External	2,410.9	7.1	—	2,418

Inter-group transactions	(29.0)	29.0	—	—

Other borrowings	2,381.9	36.1	—	2,418

TOTAL FINANCIAL DEBT	7,353.9	36.1	—	7,390

External	1,559.9	0.1	—	1,560

Inter-group transactions	—	—	—	—

Advances from customers	1,559.9	0.1	—	1,560

External	6,320.2	72.8	—	6,393

Inter-group transactions	48.7	46.5	(95.2)	—

Trade payables and related accounts (a)	6,368.9	119.3	(95.2)	6,393

Debt linked to the bank activity	932.0	—	—	932

External	7,557.4	52.6	—	7,610

Inter-group transactions	5.5	—	(5.5)	—

Other payables	7,562.9	52.6	(5.5)	7,610

TOTAL OTHER LIABILITIES	16.423.7	172.0	(100.7)	16,495

Total liabilities and net worth of the division	42,508.7	576.2	(106.9)	42,978

(a)	Accrued contract costs previously under the line “accrued contracts costs and other reserves” have been reclassified under the line “trade payables” (€ 650 million at December 31, 2000).

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

         4) Consolidating statement of cash flows for December 31, 2000

	Alcatel
	ex-Optronics	Optronics		Alcatel
(in millions of euro)	division	division	Eliminations	Group

Cash flows from operating activities Net income	1,292.7	37.5	(6.2)	1,324

Minority interests	3.0	—	—	3

Adjustments to reconcile income to net cash provided by operating activities :

- Depreciation and amortization, net	1,743.7	42.3	—	1,786

External	1,745.0	41.0	—	1,786

Inter-group transactions	(1.3)	1.3	—	—

- Changes in reserves for pension obligations, net	23.6	0.4	—	24

- Changes in other reserves, net	(39.8)	7.8	—	(32)

- Net (gain) loss on disposal of non-current assets	(915.0)	—	—	(915)

- Share in Net income of equity affiliates	(47)	—	—	(47)

- other	(9.6)	9.6	—	—

Working capital provided by operations	2051.6	97.6	(6.2)	2,143

Net change in current assets and liabilities:

- Decrease (increase) in accounts receivable	(2,098.3)	(78.1)	29.4	(2,147)

External	(2,079.7)	(67.3)	—	(2,147)

Inter-group transactions	(18.6)	(10.8)	29.4	—

- Decrease (increase) in inventories	(3,251.3)	(88.5)	9.8	(3,330)

- Increase (decrease) in accounts payable and accrued expenses	2,007.8	114.2	(33.0)	2,089

External	1,993.4	95.6	—	2,089

Inter-group transactions	14.4	18.6	(33.0)	—

Net cash provided by operating activities	(1,290.2)	45.2	—	(1,245)

Cash flows from investing activities Proceeds from disposal of fixed assets	107.0	—	—	107

Capital expenditures	(1,761.7)	(72.3)	—	(1,834)

External	(1,761.7)	(72.3)	—	(1,834)

Inter-group transactions		—	—	—

Decrease (increase) in loans	(962.0)	—	—	(962)

Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(649.5)	(184.5)	—	(834)

Cash proceeds from sale of previously consolidated companies net of cash sold, and from sale of unconsolidated companies	1,572.9	6.1	—	1,579

Decrease (increase) in Alcatel current account (maturity more than 3 months)	—	—	—	—

Net cash provided (used) by investing activities	(1,693.3)	(250.7)	—	(1,944)

Net cash flows after investing activities	(2,983.5)	(205.5)	—	(3,189)

Cash flows from financing activities Decrease in advance from Alcatel CIT	—	—	—	—

Increase (Decrease) in short-term debt	(906.4)	17.4	—	(889)

Proceeds from issuance of long-term debt	2,564.2	0.8	—	2,565

Principal payment under capital lease obligation	1.3	(1.3)	—	—

Proceeds from issuance of shares	1,245.0	245.0	—	1,490

External	1,490	—	—	1,490

Inter-group transactions	(245)	245.0	—	—

Funds allocated by Alcatel	—	—	—	—

Dividends (paid)/received	(496.5)	(11.5)	—	(508)

External	(508.0)	—	—	(508)

Inter-group transactions	11.5	(11.5)	—	—

Net cash provided (used) by financing activities	2,407.6	250.4	—	2,658

Net effect of exchange rate changes	(4.0)	—	—	(4)

Net increase (decrease) in cash and cash equivalents	(579.9)	44.9	—	(535)

Cash and cash equivalents at beginning of year	3,590.7	4.3	—	3,595

Cash and cash equivalents at end of year	3,010.8	49.2	—	3,060

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

c) Consolidating financial statements as of December 1999

         1) Consolidating income statements Q4 1999 (unaudited)

	Alcatel
	ex-Optronics	Optronics		Alcatel
(in millions of euro)	division	division	Eliminations	Group

External	7,662.7	8.3	—	7,671.0

Inter-group transactions	5.7	56.5	(62.2)	—

Net sales	7,668.4	64.8	(62.2)	7,671.0

External	(5,471.0)	(32.0)	—	(5,502.0)

Inter-group allocated expenses	0.5	(0.5)	—	—

Inter-group transactions	(55.0)	(5.9)	61.0	—

Cost of sales	(5,525.5)	(38.5)	61.0	(5,502.0)

Gross Profit	2,142.9	26.3	(1.2)	2,169.0

External	(944.2)	(1.8)	—	(946,0)

Inter-group allocated expenses	1.2	(1.2)	—	—

Inter-group transactions	1.7	(1.7)	—	—

Administrative and selling expenses	941.4	(4.6)	—	(946.0)

External	(550.5)	(4.5)	—	(555,0)

Inter-group allocated expenses	1.7	(1.7)	—	—

Research & Development expenses	(548.8)	(6.2)	—	(555.0)

Income from operations	653.7	15.5	(1.2)	668.0

External	(68.0)	—	—	(68,0)

Inter-group allocated expenses	—	—	—	—

Inter-group transactions	—	—	—	—

Financial income (loss)	(68.0)	—	—	(68.0)

Restructuring costs	(162.0)	—	—	(162.0)

Other revenue (expenses)	534.0	—	—	534.0

Income before amortization of goodwill, taxes and purchased R&D	957.7	15.5	(1.2)	972.0

External	(188.0)	—	—	(188,0)

Inter-group transactions	3.9	(4.3)	0.4	—

Income tax	(184.1)	(4.3)	0.4	(188.0)

Share in net income of equity affiliates	80.0	—	—	80.0

Consolidated net income before amort. of GW and purchased R&D	853.6	11.2	(0.8)	864.0

Amortization of goodwill	(175.0)	—	—	(175.0)

Purchased R&D	(329.0)	—	—	(329.0)

Minority interests	(22.0)	—	—	(22.0)

Net income	328.7	11.2	(0.8)	338.0

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

         2) Consolidating income statements for December 31, 1999

	Alcatel
	ex-Optronics	Optronics		Alcatel
(in millions of euro)	division	division	Eliminations	Group

External	22,991.1	31.9	—	23,023.0

Inter-group transactions	13.8	145.2	(159.0)	—

Net sales	23,004.9	177.1	(159.0)	23,023.0

External	(16,313.3)	(98.7)	—	(16,412.0)

Inter-group allocated expenses	1.1	(1.1)	—	—

Inter-group transactions	(143.6)	(14.8)	158.4	—

Cost of sales	(16,455.8)	(114.6)	158.4	(16,412.0)

Gross Profit	6,549.1	62.5	(0.6)	6,611.0

External	(3,222.2)	(5.8)	—	(3,228.0)

Inter-group allocated expenses	3.2	(3.2)	—	—

Inter-group transactions	4.0	(4.0)	—	—

Administrative and selling expenses	(3,215.0)	(13.0)	—	(3,228.0)

External	(2,090.8)	(18.2)	—	(2,109.0)

Inter-group allocated expenses	6.7	(6.7)	—	—

Research & Development expenses	(2,084.1)	(24.9)	—	(2,109.0)

Income from operations	1,251.0	24.6	(0.6)	1,275.0

External	(180.9)	(0.1)	—	(181.0)

Inter-group allocated expenses	(0.4)	0.4	—	—

Inter-group transactions	0.4	(0.4)	—	—

Financial income (loss)	(180.9)	(0.1)	—	(181.0)

Restructuring costs	(380.0)	—	—	(380.0)

Other revenue (expenses)	925.9	(0.9)	—	925.0

Income before amortization of goodwill, taxes and purchased R&D	1,616.0	23.6	(0.6)	1,639.0

External	(368.0)	—	—	(368.0)

Inter-group allocated expenses	7.3	(7.5)	0.2	—

Income tax	(360.7)	(7.5)	0.2	(368.0)

Share in net income of equity affiliates	210.0	—	—	210.0

Consolidated net income before amort. of GW and purchased R&D	1,465.3	16.1	(0.4)	1,481.0

Amortization of goodwill	(471.0)	—	—	(471.0)

Purchased R&D	(329.0)	—	—	(329.0)

Minority interests	(37.0)	—	—	(37.0)

Net income	628.3	16.1	(0.4)	644.0

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

         3) Consolidating balance sheet as of December 31, 1999

	Alcatel
	ex-Optronics	Optronics		Alcatel
(in millions of euro)	division	division	Eliminations	Group

Goodwill, net	7,054.0	—	—	7,054.0

Other intangible assets, net	312.3	0.7	—	313.0

Intangible assets, net	7,366.3	0.7	—	7,367.0

External	10,338.5	62.5	—	10,401.0

Inter-group allocations	(1.0)	1.0	—	—

Inter-group transactions	(8.8)	8.8	—	—

Total property, plant and equipment	10,328.7	72.3	—	10,401.0

External	(6,545.5)	(32.5)	—	(6,578.0)

Inter-group allocations	0.4	(0.4)	—	—

Inter-group transactions	4.7	(4.7)	—	—

Less total accumulated depreciation	(6,540.4)	(37.6)	—	(6,578.0)

Property, plant and equipment, net	3,788.3	34.7	—	3,823.0

Share in net assets of equity affiliates	1,045.0	—	—	1,045.0

Other investments and miscellaneous, net	2,528.0	—	—	2,528.0

Investments	3,573.0	—	—	3,573.0

TOTAL FIXED ASSETS	14,727.7	35.4	—	14,763.0

Total inventories and work-in-progress, net	3,919.1	42.8	(1.9)	3,960.0

External	8,456.8	4.2	—	8,461.0

Inter-group transactions	16.3	37.9	(54.2)	—

Total trade receivables and related accounts, net	8,473.1	42.1	(54.2)	8,461.0

External	3,416.9	10.1	—	3,427.0

Inter-group transactions	11.6	—	(11.6)	—

Other accounts receivable	3,428.5	10.1	(11.6)	3,427.0

Accounts receivable, net	11,901.6	52.2	(65.8)	11,888.0

Cash Pooling – Alcatel current account	(6.1)	6.1	—	-

(maturity not less than 3 months) Marketable securities, net	669.0	—	—	669.0

Cash Pooling – Alcatel current account	(4.2)	4.2	—	—

(maturity less than 3 months) Cash	2,925.9	0.1	—	2,926.0

Cash and cash equivalents	3,590.7	4.3	—	3,595.0

TOTAL CURRENT ASSETS	19,405.3	105.4	(67.7)	19,443.0

Total assets	34,132.9	140.8	(67.7)	34,206.0

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

	Alcatel
	ex-Optronics	Optronics		Alcatel
(in millions of euro)	division	division	Eliminations	Group

NET WORTH OF THE DIVISION/ SHAREHOLDERS EQUITY	11,476.4	56.7	(1.1)	11,532.0

Minority interests	463.0	—	—	463.0

Accrued pension and retirement obligations	1,254.4	1.6	—	1,256.0

Other reserves (a)	3,263.9	13.1	—	3,277.0

TOTAL RESERVES FOR LIABILITIES AND CHARGES	4,518.3	14.7	—	4,533.0

Bonds and notes issued	3,462.0	—	—	3,462.0

External	2,383.0	—	—	2,383.0

Inter-group transactions	(4.7)	4.7	—	—

Other borrowings	2,378.3	4.7	—	2,383.0

TOTAL FINANCIAL DEBT	5,840.3	4.7	—	5,845.0

External	1,107.0	—	—	1,107.0

Inter-group transactions	—	0.1	(0.1)	—

Advances from customers	1,107.0	0.1	(0.1)	1,107.0

External	4,581.4	18.6	—	4,600.0

Inter-group transactions	37.9	16.3	(54.2)	—

Trade payables and related accounts (a)	4,619.3	34.9	(54.2)	4,600.0

Debt linked to the bank activity	1,126.0	—	—	1126.0

External	4,981.8	18.2	—	5,000.0

Inter-group transactions	0.8	11.5	(12.3)	—

Other payables	4,982.6	29.7	(12.3)	5,000.0

TOTAL OTHER LIABILITIES	11,834.9	64.7	(66.6)	11,833.0

Total liabilities and net worth of the division	34,132.9	140.8	(67.7)	34,206.0

(a)	Accrued contract costs previously under the line “accrued contracts costs and other reserves” have been reclassified under the line “trade payables” (€ 491 million at December 31, 1999).

ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

         4) Consolidating statement of cash flows for December 31, 1999

	Alcatel
	ex-Optronics	Optronics		Alcatel
(in millions of euro)	division	division	Eliminations	Group

Cash flows from operating activities Net income	628.3	16.1	(0.4)	644.0

Minority interests	37.0	—	—	37.0

Adjustments to reconcile income to net cash provided by operating activities - Depreciation and amortization. net	1,841.8	8.2	—	1,850.0

External	1,842.8	7.2	—	1,850.0

Inter-group transactions	(1.0)	1.0	—	—

- Changes in reserves for pension obligations. net	(116.8)	0.8	—	(116.0)

- Changes in other reserves. net	(147.1)	1.1	—	(146.0)

- Net (gain) loss on disposal of non-current assets	(862.0)	—	—	(862.0)

- Share in Net income of equity affiliates	(133.0)	—	—	(133.0)

- other	—	—	—	—

Working capital provided by operations	1,248.2	26.2	(0.4)	1,274.0

Net change in current assets and liabilities: - Decrease (increase) in accounts receivable	(458.5)	(12.3)	17.8	(453.0)

External	(454.8)	1.8	—	(453.0)

Inter-group transactions	(3.7)	(14.1)	17.8	—

- Decrease (increase) in inventories	(328.3)	(5.3)	0.6	(333.0)

- Increase (decrease) in accounts payable and accrued expenses	600.6	5.4	(18.0)	588.0

External	586.3	1.7	—	588.0

Inter-group transactions	14.3	3.7	(18.0)	—

Net cash provided by operating activities	1,062.0	14.0	—	1,076.0

Cash flows from investing activities Proceeds from disposal of fixed assets	191.0	—	—	191.0

Capital expenditures	(1,209.3)	(14.7)	—	(1,224.0)

External	(1,209.3)	(14.7)	—	(1,224.0)

Inter-group transactions	—	—	—	—

Decrease (increase) in loans	(20.0)	—	—	(20.0)

Cash expenditures for acquisition of consolidated companies net of cash acquired. and for acquisition of unconsolidated companies	(2,173.0)	—	—	(2,173.0)

Cash proceeds from sale of previously consolidated companies net of cash sold. and from sale of unconsolidated companies	750.0	—	—	750.0

Decrease (increase) in Alcatel current account (maturity more than 3 months)	(12.2)	12.2	—	—

Net cash provided (used) by investing activities	(2,473.5)	(2.5)	—	(2,476.0)

Net cash flows after investing activities	(1,411.5)	11.5	—	(1,400.0)

Cash flows from financing activities Decrease in advance from Alcatel CIT	—	—	—	—

Increase (Decrease) in short-term debt	(352.0)	—		(352.0)

Proceeds from issuance of long-term debt	1,756.0	—	—	1,756.0

Principal payment under capital lease obligation	1.0	(1.0)	—	—

Proceeds from issuance of shares	110.0	—	—	110.0

External	110.0	—	—	110.0

Inter-group transactions	—	—	—	—

Funds allocated by Alcatel	3.0	(3.0)	—	—

Dividends (paid)/received	(380.0)	(11.0)	—	(391.0)

External	(391.0)	—	—	(391.0)

Inter-group transactions	11.0	(11.0)	—	—

Net cash provided (used) by financing activities	1,138.0	(15.0)	—	1,123.0

Net effect of exchange rate changes	59.0	—	—	59.0

Net increase (decrease) in cash and cash equivalents	(214.5)	(3.5)	—	(218.0)

Cash and cash equivalents at beginning of year	3,805.2	7.8	—	3,813.0

Cash and cash equivalents at end of year	3,590.7	4.3	—	3,595.0